SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For March 12, 2008

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_  No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

ANNUAL REPORT

AS OF DECEMBER 31, 2007

To our Shareholders, Customers, Employees and Suppliers:

A further year has passed since the beginning of our operations on December 28, 2002, marking the celebration of our fifteenth anniversary. For our first fifteen years of operations we have played a key role in the satisfaction of the growing energy demand in our country, and we have performed our business with a systematic focus on the requirements and expectations of our customers, employees and suppliers, making every effort to protect the environment and adding value for our shareholders.

In this letter, we would like to share with you a review of the progress we have accomplished and the challenges we have faced during 2007, and we also invite you to take a look at the goals we have outlined in our outlook for the future.

TGS in 2007: a year that strained our capacities

In 2007, the Argentine energy supply system on the whole and the gas transportation system in particular worked under severe operating strain, which called for the effort, dedication, commitment, character and conviction of each one of our team members. This difficult scenario was a result of the combination of an escalating demand for energy with unusually cold winter temperatures (the coldest in 35 years). In light of this situation, the Argentine government had to intervene the energy industry by setting some consumption restrictions to enhance the allocation of the energy resources of the country, giving priority to the sectors deemed essential. All energy industry players were driven to meet extreme requirements and, in particular, TGS’s team was required to double its operational efforts, to cooperate with the authorities to ensure a suitable management of energy resources. We believe we have successfully overcome these unusual operating challenges while at the same time we managed to minimize their economic impact on our business.

The competence with which we responded to the extraordinary energy situation described above is remarkable. Under the strain of an unusual demand, we dispatched the greatest gas volume recorded since the beginnings of our operations, registering a three-day peak delivery average of 2.7 billions of cubit feet per day (“Bcf/d”), which represented 98,5% of our transportation capacity availability.

This success undoubtedly reflects the will and effort of our people to overcome the challenges derived from the straining situation. The past year presented us with critical scenarios in which our values Integrity, Cooperation and Commitment delineated the path to follow.

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Unless gas production is back to normal conditions and the transportation system expansion meets the growing demand, further challenges are ahead of us and once again the capacity our team will be put to the test to overcome unusual adversities.

Our effort to increase gas transportation volumes was translated into a 4% revenues increase in this segment, derived from the new firm transportation agreements that came into effect as from the first semester of 2007. This positive variation partially offset the decrease in non-regulated segment revenues resulting from the difficult energy scenario, and accordingly, the total net revenues of the Company reported a decrease of approximately 4% as compared to last year.

Another milestone to point at in the regulated segment in 2007 is the extension of the terms of firm transportation contracts that would have expired between 2008 and 2011. This negotiation increased the average term of said transportation contracts to 27 years.

To address the need for greater transportation capacity, the Argentine government fostered a new expansion of TGS transportation system under the framework of the Trust Fund. The project foresees an available capacity increase of 332 MMcf/d, to be conducted in several stages. For the initial stage in the winter of 2008, the estimated increase is of 78 MMcf/d. TGS is performing the role of Works Manager, in accordance with the agreement entered into in December 2006.

In the segment “Other Services”, (“midstream”, pipeline and plant construction and telecommunication services) new agreements were executed for the operation and maintenance of facilities and some existing contracts were renewed, which ensures the projection of this business in the mid-term.

In an effort to enhance our indebtedness structure, we have successfully refinanced our debt, which was reduced by US$ 130 million, while the remaining US$ 500 portion was refinanced at a fixed rate for a ten-year term. This new indebtedness level allows us to have a capital structure in line with our business volume. The terms of the refinanced debt presented a significant progress in contrast to the former conditions, which confirms the suitability of the financial course of action we have chosen by honoring our commitments even in the face of severe crisis.

Among other initiatives in the year, we showed true endeavor in the consolidation of the relation we have already developed with communities in our areas of influence. To illustrate this, among other initiatives, we can mention the Corporate Volunteers Program and the Professional Formation Program destined to the young and adults of the Bahía Blanca community. In the Human Resources field, we should highlight the acknowledgement we received from the RRHH Meta4 Human Resources Consultant for “Innovation in HHRR”, in connection with our “SOS JOVEN” Youth Program, which includes scholarships, vocational guidance, and work placement

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for the sons and daughters of our employees. Besides, in 2007 we started laying the foundations to win the National Quality Prize in the year 2009. Finally, we aligned our organization to comply with the requirements of the Sarbanes-Oxley Act, regulations in force for foreign companies listed on stock exchanges of the United States of America.

Future Outlook

The future presents us both with challenges and opportunities.

In this direction, we will continue working to restore normal conditions for our business, which involve tariff re-composition and the consolidation of a suitable regulatory framework that allows us to contribute to the system expansion.

As a company, we must focus our efforts on achieving a suitable transportation system that meets the growing demand, and at the same time look for long-term business alternatives. To this purpose, the re-composition of our business segment and the development of expansion alternatives by means of prepayment schemes will prove pivotal.

In the segment of NGL Production and Commercialization, our strategy is targeted at finding alternatives to natural gas availability as we move forward in the value chain, developing innovating solutions related to logistics services. In the Other Services segment, we will strive to define the focus and the resources required for the development of new opportunities both in the local and the regional market, driven by our vast business and industry expertise.

We will also keep the focus on the efficiency of our operations, core to the development of our business. We will continue applying new technologies to our processes, with an active presence in the market of goods and services to maximize competitiveness in meeting the gas demand.

In the field of internal processes, we will be working on an excellence model based on the standards outlined in the National Quality Prize, combining them with our own initiatives.

We believe that TGS, after years of hard work, is well positioned to overcome these challenges.  Our shareholders, customers, employees and suppliers can rely on the consistency of our strategies with all and every aspect of our business, and in turn, we remain obliged to them for their steadfast support and trust in our management.

Jorge Casagrande Chief Executive Officer	João Bezerra Chairman

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Overview of the Natural Gas Industry

In 2007, Argentina faced a challenging energy scenario, which involved several factors. The most outstanding of them were a strong demand growth driven by the economic recovery, and the slow energy supply growth due to lack of encouragement to private investment and unattractive prices and tariffs -some of them regulated by official entities and others not adjusted since the economic crisis. To this context, we should add a decrease in the production of hydroelectric energy owing to poor rainfall. Under these circumstances, the available infrastructure is not suitable for meeting the growing consumption, and the unbalanced situation triggers further complications, such as the increase in costs produced by the use of alternative fuels (fuel oil o gas oil) to replace natural gas, and the high import prices of both natural gas and electric power. The inadequacy of the installed energy supply was fully exposed in 2007, when low temperatures hit a record: the coldest temperatures over the last 30 years were registered, sparking off an understandable escalation of natural gas and electricity consumption, which also hit milestone records.

Focusing on the specific situation of natural gas, Argentina shows high dependence on this fuel, which has a 50% share in the national energy mix, being positioned as the preferred fuel mainly due to its low price in comparison to other fuels.

World Energy Mix 2006
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
North America
Argentina
South and C. America (excepting Argentina)
Europe & Eurasia
Oil
Natural gas
Coal
Nuclear Energy
Hydroelectricity

Source: BP Statistical Review of World Press

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This comparison is deepened even further if we compare Argentine natural gas prices to the price of this fuel in other countries in the region, which confirms that natural gas price in Argentina has been considerably distorted since the economic crisis of late 2001. As from that time, natural gas production was discouraged by price regulations, exports restriction and increase of withholding taxes for export, which drove away major investments. The same happened to gas transportation and distribution tariffs, which have not been adjusted since even before the crisis.

Industrial and residential natural gas tariffs in the region
Chile
Brazil
Argentina
3.455
2.79
6.553
1.626
0.27
0.36
0
1
2
3
4
5
6
7
Argentine pesos per m3
Industrial
Residential

Source: market data

Faced with this energetic shortage, the Argentine government intervened in the energetic sector through different initiatives. On the one hand, in pursuit of long term solutions, the Argentine government fostered the development of infrastructure works financed by gas financial trust funds. Expansion works were carried out within this investment scheme in 2005; and currently further expansions are under way.  Among other Argentine government initiatives, it is worth mentioning the construction project of one pipeline in the northeast of the country, which will permit the import of 706 MMcf/d from Bolivia and is scheduled to start in 2008 and to be in service as from 2010.  On the other hand, in 2007, through the state company ENARSA, the Argentine government, in a joint effort with oil companies, undertook off shore exploration activities in Argentina in search for new gas and oil reserves to restore the long-term reserve horizon, considerably reduced as a consequence of lack of investments.

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Source: Secretaría de Energía de la Nación

Another measure of the Argentine government to deal with the difficult energetic situation in 2007, involved the implementation of restrictions to consumption to avoid the collapse of the system. Selective energy supply cuts were inflicted on the industrial sector while the priority was to meet the growing demand from power plants, residential users and CNG stations. The Argentine government also continued its policies of cutting natural gas supplies to Chile, importing natural gas from Bolivia to strengthen local supply and importing fuel oil to feed power plants as they did not receive enough natural gas.

The outlook for the energy sector is uncertain, as most projects designed to increase supply are based on the use of natural gas. Therefore it is imperative to achieve definitions on the issues of prices and development of Argentine reserves that would foster the expected economic growth for the country.

Our business in 2007

Regulated Segment

Gas transportation

TGS renders regulated gas transportation services with a current firm capacity of 2.6 Bcf/d through a pipeline system 4,997 miles long (of which 4,682 miles are owned by TGS). The service starts with the reception of the gas owned by the shipper (distribution companies, producers, marketers or great users) in one or more reception points, to be transported and delivered at several delivery points along the system. TGS pipeline system connects Argentina southern and western gas reserves with the main consumption centers in those areas, including

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the Greater Buenos Aires, in which the Autonomous City of Buenos Aires -the main natural gas consumption center in Argentina- is located. The total service area comprises approximately 5.0 million end users, including approximately 3.4 million in the Greater Buenos Aires. Direct service to residential, commercial, industrial users and electric power plants is mainly rendered by four gas distribution companies, according to each area, which are connected to TGS system: MetroGAS S.A., Gas Natural Ban S.A., Camuzzi Gas Pampeana S.A. and Camuzzi Gas del Sur S.A. TGS also renders direct firm transportation service to some major industrial users and electric power plants that are located within its operations area.

Revenues related to this segment are mainly derived from transportation contracts on a firm basis, under which reservations and payments are made for capacity regardless of actual use of clients. TGS also renders interruptible transportation services under which gas transportation is carried out subject to the available capacity of the transportation system.

In 2007, gas transportation revenues amounted to Ps. 509.5 million, an increase of Ps. 17.5 million compared to the Ps. 492.0 million recorded in 2006. The increase basically reflects a rise in firm transportation services, derived from the start up, in the first semester of 2007, of the service related to the new firm transportation contracts celebrated with Aluar Aluminio Argentino S.A.C.I. (“Aluar”) and natural gas producers for an aggregate additional transportation capacity of 57 MMcf/d. These new agreements generated revenues of Ps. 19.8 million in 2007 and the related expansion works on the pipeline system consisted in the installation of 50 miles of loops and the revamping of a compressor plant. The expansions required an investment of US$ 42 million, financed by means of advance payments from the customers who contracted the new capacity.

It is worth mentioning that in 2007 TGS achieved the extension of the terms of firm transportation contracts (for a total capacity of 261 MMcf/d) that would have expired between 2008 and 2011. This negotiation increased the average term of said transportation contracts to 27 years.

During the winter of 2007, natural gas demand from residential users continued growing and the demand from power plants was higher than the values recorded in previous years, resulting from a combination of factors that included economic growth, lower hydroelectric generation and intense cold weather registered during this season. Natural gas production could not meet this higher demand but at no time did transportation capacity constitute a bottleneck for the supply of available natural gas to the different users. During the emergency that affected the transportation system, the Argentine government expressly instructed to TGS to redirect firm transportation to supply power plants, residential users and GNC stations in a first rank of

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priority. These governmental measures did not have a material impact on the results of the Company.

Monthly average deliveries
(in billions of cubic feet per day)
2.7
2.5
2.3
2.1
1.9
1.7
1.5
1.3
January
February
March
April
May
June
July
August
September
October
November
December
2007 daily average deliveries
2006 daily average deliveries
2005 daily average deliveries
2004 daily average deliveries

Source: own elaboration

Regarding the renegotiation of TGS license terms, although negotiations continued with the UNIREN it was not possible to arrive to an agreement on tariff re-composition. Therefore, the weakened profitability of the gas transportation business -which has been dragging on for the last years- was even worsened by the increase of operation and maintenance costs.

The Company remains open to negotiations with the Argentine government, with the aim to start the re-composition of the regulated business profitability.

Regarding future expansions to the gas transportation system, a Project to expand the system by 332 MMcf/d is going through its initial phase. It will be conducted in several stages in order to achieve a gradual increase of transportation capacity, with an initial expansion of 78 MMcf/d scheduled for the winter of 2008. This expansion will be conducted within the framework of gas trust funds, and TGS will perform the role of works manager. In accordance with the management contract entered into in December 2006, in return for the services related to the 247 MMcf/d expansion, TGS will receive the amount of Ps. 50 million plus value added tax, through bonds to be issued by a specific Works Trust Fund. Payment for the management of the works related to the remaining 85 MMcf/d expansion is still pending definition. The trust bonds shall be issued for an eight-year term, with interests payable on a quarterly basis together with principal amortization. The works shall be totally financed by the customers who contracted the incremental capacity by means of three new gas trust funds and will be repaid with the new

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tariff charge that has been in force for industries, power plants, and big and medium-size businesses since the beginnings of 2007. The new assets will belong to a work trust fund.

Financial and Operational Indicators of the Gas Transportation Segment

	2007	2006	2005
	(in millions of constant Argentine pesos at February 28, 2003, except for where otherwise stated)
FINANCIAL SELECTED INFORMATION(1):
Net revenues	509.5	492.0	460.0
Operating Income	218.4	211.4	202.8
Depreciation of property, plant and equipment	149.1	144.4	141.2
Investments in property, plant and equipment	114.6	119.9	140.4
Identifiable assets	3,737.5	3,836.4	3,882.9
OPERATING STATISTICS:
Average capacity hired on a firm basis (in Bcf/d)	2.6	2.5	2.4
Average deliveries (in Bcf /d)	2.2	2.2	2.0
Average deliveries during the three-day peak (in Bcf /d)	2.7	2.6	2.6
Annual load factor (2)	87%	86%	84%
Load factor during winter (2)	93%	94%	92%

(1) Information corresponding to consolidated financial statements.

(2) Ratio between the average deliveries of the year and average firm contracted capacity.

Non- Regulated Segment

NGL production and commercialization

The NGL production and commercialization segment involves the extraction of ethane, propane, butane, and natural gasoline from the gas flow that arrives to Cerri Complex, located in the near abouts of Bahía Blanca and connected to all TGS main pipelines. Once the mentioned products are obtained, TGS commercializes them under different contractual methodologies, both in the local and foreign market. Once NGL is extracted, it is stored in the facilities located in Puerto Galván for its later dispatch by truck or shipment.

In 2007, NGL revenues accounted for 53% of the total revenues of the company, thus consolidating the position of this segment in TGS business mix. However, NGL revenues fell by Ps. 59.0 million, from Ps. 726.4 million reported in the year 2006 to Ps. 667.4 million in 2007, as a result of lower production levels.

NGL production in 2007 was the lowest in the last six years due to supply cuts to industrial users of natural gas. Supply to industrial consumers, among them Cerri Complex, was restricted when high demand from uninterruptible users was recorded as a result of economic growth, low hydroelectric generation and cold temperatures in winter. During the winter of 2007, the Cerri Complex processing was interrupted for 27 whole days, not including days with partial interruptions.

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Average gas deliveries vs. Liquids production

3.0
2.5
2.0
1.5
1.0
0.5
0.0
average gas delieries in billions of cubic feet
120,000
100,000
80,000
60,000
40,000
20,000
-
NGL production in short tons
January
February
March
April
May
June
July
August
September
October
November
December
Average daily deliveries
NGL production

Source: own elaboration.

A favorable international price scenario partially mitigated the negative impact of lower production level generated by the emergency situation described above. In its permanent search for opportunities, TGS maximized its logistic services related to the reception, storage, and dispatch of third parties products at its facilities, which assured propane and butane supply to the home market, and permitted access to new markets in the country, through swap operation with other NGL producers, thus increasing business value.

Furthermore, we continued executing long term agreements for the natural gas processing from producers at the Cerri Complex in order to mitigate the risks of the installation of processing plants in the natural gas fields, which would imply a decrease in Cerri Complex’s production.

In 2007, the expansion works of one of the Cerri Complex plants were concluded, deriving in a production capacity increase of 30,000 tons of propane, butane and natural gasoline, through the processing of higher natural gas volumes equivalent to 106 MMcf/d.

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Financial and Operational Indicators of NGL Production and Commercialization Segment

	2007	2006	2005
	(in millions of constant Argentine pesos at February 28, 2003, except for where otherwise stated)
SELECTED FINANCIAL INFORMATION (1):
Net revenues	667.4	726.4	546.3
Operating income	297.2	370.8	258.5
Depreciation of property, plant and equipment	32.8	31.0	29.2
Investments in property, plant and equipment	57.0	17.7	23.0
Identifiable assets	474.6	449.9	473.8
OPERATING STATISTICS:
Liquids total production (in thousands of short tons “short tn”)	913.4	1,142.4	972.8
Gas processing capacity (in Bcf/d)	1.6	1.5	1.5
Storage capacity (in thousands of short tn)	60,450	60,450	60,450

(1)

Information corresponding to consolidated financial statements.

Other Services

This segment, which accounts for 6% of TGS total revenues, includes midstream and telecommunications services.

Midstream

Through midstream services, TGS provides integral solutions related to natural gas from wellhead up to the transportation systems. The services comprise gas gathering, compression and treatment - which are generally rendered to natural gas and oil producers at wellhead, although the customers’ portfolio also includes distribution companies, big industrial users, power plants, and refiners. The services are tailored to fit the particular needs of each customer in technical, economic and financial matters, and are rendered directly or through the subsidiaries Gas Link S.A. (“Link”), Transporte y Servicios de Gas en Uruguay S.A. (“TGU”) and Emprendimientos de Gas del Sur S.A. (“EGS”).

In 2007, TGS completed the construction of a 16-inches link pipeline for a length of 35 miles in the province of Chubut to supply Aluar plant. On the other hand, an operational flexibility service was implemented to support natural gas supply to the methanol plant owned by Repsol-YPF in Plaza Huincul.

Also, many service contracts were renewed, which ensure the permanence of the business in the mid-term.

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TGS will continue searching for new business opportunities for the development of projects, both in the domestic and regional markets, to add value to the potential customers by means of its “know-how” and expertise in the natural gas business and its by-products.

Telecommunications

Telecommunication services are provided through Telcosur, who renders services both as an independent “carrier of carriers” and to corporate clients within its influence area. To this purpose, Telcosur has a modern digital land radio connection system with SDH technology.

In 2007, Telcosur S.A. suffered the impact of the fall of the demand from one of its main customers but still managed to maintain the level of revenues similar to last year figures, by means of the renegotiation of long-term agreements with its main customers, which extended the terms and increased the rendering of telecommunications services.

Additionally, telecommunications capacity was increased by means of an expansion of the digital land radio connection system.

Financial and Operating Indicators of Other Services

	2007	2006	2005
	(in millions of constant Argentine pesos at February 28, 2003, except for where otherwise stated)
SELECTED FINANCIAL INFORMATION (1):
Net revenues	80.4	91.1	58.4
Operating income	25.6	33.9	16.0
Depreciation of property, plant and equipment	14.2	13.3	13.7
Investments in property, plant and equipment	7.9	15.4	4.0
Identifiable assets	174.2	166.5	183.5
OPERATING STATISTICS:
Compression capacity (in HP)	42,000	42,000	38,600
Treatment capacity (in MMcf/d)	396	396	396

(1) Information corresponding to consolidated financial statements

Conduction of Operations, Safety, Environment and Quality

For our first fifteen years, the reliability of our operations and the maintenance of our system’s integrity have been a key concern for us. To address these issues, we have developed specific programs and invested in maintenance works that ensure the operation of our system without service interruptions and allows us to overcome the reliability ratios set forth by ENARGAS, in our permanent search for continuous improvement.  Our maintenance tasks in 2007 were mainly focused on guaranteeing pipeline integrity, enhancing the efficiency of the transportation system, adjusting pipeline anomalies and developing technological innovations to improve integrity tasks.

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In our pursuit of the enhancement of pipeline integrity tasks, the development and implementation of technological innovation are worth noting. On the one hand, a Scanner System was developed to survey and measure corrosion defects, ensuring accuracy, swiftness and quality in the assessment of external corrosion. The development of a remotely-operated measurement system is also under way to monitor the performance of the cathodic protection system in real time.

To mitigate the major cause of failures in our system - external corrosion- we continued with the expansion of the cathodic protection system, conducted in-line inspections and prepared pipeline sections for future surveys. We also continued with repair works, recoating, pipeline replacement and external coating changes.

Concerning the other major failure driver, stress corrosion cracking (“SCC”), we continued addressing the issue by means of the use of the best tools available in the market and the development of our own research technologies.

In order to mitigate damages produced by third parties, besides the improvements already implemented in our patrolling tasks, we are also conducting a trial simulation of the “Impact Detection System”, devised to detect, report and locate third parties actions on the pipeline.

Training, a basic tool in pipeline maintenance, constitutes a key goal for TGS. We established a school both for the training of personnel on valves and also for the development of cathodic protection tasks in the facilities of Gutierrez Operations Base.

Dedicated to our commitment to quality, environment and safety, outlined in our Policy of Quality, Environment, Safety and Occupational Health Management, in 2007 we obtained the certification of our Safety and Occupational Health System in line with OHSAS 18,001 standards. Besides, we implemented the Behavior-Based Safety Process at the Cerri Complex, which seeks to identify probable operational accident risks to reinforce prevention.

On the other hand, to strengthen the fire fighting system at the Cerri Complex, we acquired a fully equipped fire-truck, and completed the construction of a second gathering pool to prevent contamination risks in the event of fire or leaks.

Financial Performance

From a financial perspective, 2007 was a successful year. We achieved a debt reduction of US$ 130 million and the refinancing of US$ 500 million in better terms and conditions. The new indebtedness level is optimally adjusted to TGS’s cash flows generation.

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The anticipated refinancing of the indebtedness resulted in the decrease of the average annual interest rate from 8.62% (incremental in the subsequent years) to a 7.875% fixed rate. Besides, the average maturity of the debt was almost doubled from 4.3 years to 8.5 years, with the first principal installment maturing in 2014. The new debt obtained a better credit rating from agencies than the previous debt facility: B+ and B1 from Standard & Poor’s and Moody’s, respectively.

As we could voluntarily get access to capital markets financing, most covenants and restrictions on investment, indebtedness and dividend payment imposed by creditors on the restructuring conducted in 2004 were eliminated and the remaining ones were loosened.

The magazine Latin Finance granted TGS an acknowledgement for “Best Corporate Liability Management”, in recognition of the remarkable achievements obtained through our financial performance.

Developing our Human Resources

In order to shape our organization into a management model, we need to aim our efforts in the direction of two key goals:

▪

strengthening the leadership skills of our management team; and

▪

encouraging the creativity of our staff and promoting result-oriented behavior in our personnel, increasing their commitment to the corporate goals.

In line with these goals, and in an effort to develop the competences required to support and reinforce our value proposal, several actions were taken in 2007, within the framework of our corporate values and commitments.

In 2007, we focused on three core issues: work environment management, the fostering of a propitious atmosphere for corporate learning, and results achievement as part of the role of our management team. We strengthened our commitment to the Performance Management Program by means of several coaching activities, with the aim to promote continuous learning on the best practices in human resources management.

In connection with work environment, in the 2007 edition of a “Great Place to Work Institute”, TGS was nominated again as one of the best companies to work for in Argentina, and obtained the position N° 37 in their ranking. This achievement earned a special acknowledgement by the Buenos Aires Stock Exchange, which granted a prize to all listed companies that achieve leading positions in said sample. The monitoring of our work environment allows us to strengthen a leadership based on mutual trust that fosters a healthy and challenging work

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atmosphere and it has contributed, to a great extent, to keep the company immune to the labor conflicts that posed a further threat to the energy sector.

Our Youth Program “SOS JOVEN” devised to help the sons and daughters of our employees, is a further space that we have opened for the family of our employees and an invitation to work and think together in the pursuit of a better future. By supporting them in their choice of a professional vocation, by being by their side in their university career, by showing them the way in their entrance into the labor market, TGS seeks to project towards society, through the sons and daughters of our employees, the key values that inspire this work community. In its second edition, “SOS JOVEN” has received three public acknowledgements, three important prizes that recognize excellence in communication and innovation, in which major Argentine companies participate. The prizes our program received were the following: Eikon de Oro in the category In-company Communication, 2° Prize Meta 4  to Innovation in Human Resources and a special mention by the magazine “Conocimiento y Dirección” in its prize for Best Practices in Human Resources.

Over eighty teenagers have participated in the vocational guidance workshops and twenty five have been granted scholarships, in the framework of a program that is unprecedented among the other companies in this industry. The tutoring of young people who are committed to their own destiny is an invaluable contribution to the development of society.

Although we are proud of our achievements, we are aware that it is not enough yet. We look ahead in search for new challenges to foster our growth, and generate value in all those who receive the effort of our employees.

Relations with the Community

Our Corporate Social Responsibility (“CSR”) reflects our commitment to contribute to sustainable development, in a joint effort with our stakeholders, and to improve the quality of life of the society as a whole.

From this vision, two key concepts of CSR policy become evident:

▪

to contribute to sustainable development through an integral approach to the social, environmental and economic aspects of our business;

▪

to achieve this balance by means of our joint effort with our stakeholders, generating values for each of them and for our business. Our stakeholders comprise our employees, customers, shareholders, suppliers, media, and the community in general.

CSR implies an ethical and upright behavior in every aspect of our corporate activities. Our CSR is reflected in our business cornerstones: in our Vision, Mission, Values and Management Policy renewed in November 2007, which defines our commitment with the quality of our

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products and services, the protection of the environment in which we operate and continuous improvement in occupational health and safety.

In November 2007, we issued our first Sustainability Report, comprising our CSR Fundamentals and the social programs that support it, implemented between 2005 and 2006.

The majority of the programs are implemented jointly with Non-Governmental Organization (“NGO”), but the initiative of our employees formed the Corporate Volunteers Program, which is implemented in actions driven by the values and spirit of our people.

a) Related to the community

TGS implements the programs listed below in the communities where it conducts its activities:

• Professional Formation Program "Learn a trade": allowed the training and formation in crafts of unemployed or underemployed young and adults in Bahía Blanca. In December 2007, 10 lathe operators and 16 PC operators got their corresponding degrees. The program was sponsored by the Employment Office of the Bahía Blanca Municipality, entity that promotes job placements for the program’s graduates.

• Corporate Volunteers Program: it seeks to stimulate supportive spirit and transmit TGS commitment to the community, by means of social projects proposals, instead of donations. In 2007, 14 social projects were implemented, carried out by 60 of our employees, which promoted alliances with social institutions, such as municipality or neighborhood institutions.

• “Educational Farms for Development”: in a joint effort with “Fundación Cruzada Patagónica” this program contemplates the formal education, production training as well as the institutional development of Patagonic communities. In 2007, a group of cooperatives elaborated and commercialized products based on honey and blueberries. Also, at the San Ignacio de San Martín de Los Andes School, a beekeeping room is being constructed and courses were given for small producers from Indian families.

• “Open Book”: together with the “Fundación Leer” with the aim to encourage reading habits and improve literacy levels in our communities, TGS sponsored the organization of the 5th National Reading Festival, with the participation of over 1,100,000 children from over 3,400 institutions throughout the country.

• Scholarship Program: in connection with this undertaking developed by the “Fundación Cimientos”, we continue tutoring 40 children from the cities of Cutral-Co and Plaza Huincul (Neuquén) with the objective to ensure their permanence in the formal education system. TGS employees volunteer to perform the follow-up of the scholarship holders.

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• ITBA Scholarship: TGS continues with its commitment to provide for the total study expenses of a student who is enrolled in Mechanical Engineering.

• “Gas Stoves”: TGS joined “Tendiendo Puentes” (a non-profit organization that is the link between companies and refectories) in the assistance to 40 community refectories, which serve meals to 6,000 children and adults. TGS donates to them 2,000 kilograms of butane in different kinds of carafes and tubes.

• “Smiling Faces”: this social program undertaken in a joint effort with the “Club de Leones” provides access to free reparative surgery to people without social insurance in the Patagonia. In 2007, thanks to our contribution, 100 new operations were added to the over 1,000 operations carried out so far.

• Recycling Program: with the cooperation of our employees, the objective is to contribute to environmental protection, cooperate with the social placement of people who work in waste management community plants and help the Garraham Foundation. We have delivered the following volumes for recycling: 90 Kg. of de aluminum; 119 Kg. of plastic; 994 Kg. of glass; 174 Kg. of batteries; and 40 Kg. of plastic bottle caps.

• After the assessment of several projects, through which the requirements of the Non-Governmental Organizations, municipalities and controlling agencies are studied, TGS grants financial aid or donates materials to institutions such as: “Fundación Proyecto Padres” (Training for Parents); ADAND (Association for the Assistance to the Helpless Childhood); “Fundación PAR” (Equal Integration Opportunities); among other institutions of the Patagonia that receive supplies or vehicles.

b) Related to the environment

TGS is a Global Compact member. This commitment between the United Nations and corporations is aimed at protecting sustainable economic growth in the global context, through the promotion of a set or universal values considered essential to meet the needs of the world population. The members publish voluntarily a Communication on Progress (“COP”) report that outlines the actions undertaken to implement the principals of the Compact. TGS has already issued two COPs which are loaded in the web site of the Global Compact.

The principles of the Global Compact are reflected in the indicators of our Quality, Environment, Occupational Safety and Health Integrated Management System, (which includes the social actions we undertake) and in our Code of Conduct.

17

TRANSPORTADORA DE GAS DEL SUR S.A. (“TGS” or “the Company”)

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2007 (1)

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's consolidated financial statements as of December 31, 2007 and 2006, which have been prepared in accordance with generally accepted accounting principles in force in the Autonomous City of Buenos Aires (except for what is mentioned in Note 2.b., to the consolidated financial statements), and the regulations of the Comisión Nacional de Valores (the Argentine National Securities Commission, “CNV”) and the Ente Nacional Regulador del Gas (National Gas Regulatory Agency in Argentina, “ENARGAS”).

The Company’s consolidated financial statements for the year ended December 31, 2007 have been audited by Sibille, and for the years ended December 31, 2006, 2005, 2004 and 2003 have been audited by Price Waterhouse & Co S.R.L., Buenos Aires, Argentina, independent auditors.

1- Basis of Presentation of Financial Information

Effects of inflation:

The consolidated financial statements have been prepared in constant Argentine pesos, recognizing the overall effects of inflation up to August 31, 1995. As from that date, in line with professional accounting standards and the requirements of the control authorities, the Company discontinued the restatement of its financial statements until December 31, 2001.

However, as a result of high inflation rates since early 2002 - and as established by Resolution No. 3/2002 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (“CPCECABA”) and Resolution No. 415 of the CNV - as from January 1, 2002 the Company resumed the recognition of the effects of inflation in these consolidated financial statements, following the provisions of Technical Resolution (“TR”) No. 6, as amended by TR No. 19, both issued by the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”). Accounting measurements restated due to the change in the purchasing power of the currency up to August 31, 1995, as well as those which have been originated between that date and December 31, 2001, are stated in the currency value as of the later date.

On March 25, 2003, the Argentine government issued Decree No. 664, which provides that financial statements for periods ending after such date shall be stated in historical Argentine pesos. As a consequence and in accordance with Resolution No. 441, issued by the CNV, the Company suspended inflation accounting effective March 1, 2003. This criterion is not in line with effective accounting standards, which stipulate that financial statements should be restated as of September 30, 2003. The non-recognized inflation effect on net income for the years ended December 31, 2007 and 2006 is not significant.

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2. Results of Operations

The following table presents a summary of the consolidated results of operations for the years ended December 31, 2007 and 2006:

	2007	2006	Variation
	(in millions of Pesos)
Net revenues	1,257.3	1,309.5	(52.2)
Gas transportation	509.5	492.0	17.5
NGL production and commercialization	667.4	726.4	(59.0)
Other services	80.4	91.1	(10.7)
Costs of sales	(638.7)	(623.9)	(14.8)
Operating costs	(442.3)	(434.9)	(7.4)
Depreciation and amortization	(196.4)	(189.0)	(7.4)
Gross profit	618.6	685.6	(67.0)
Administrative and selling expenses	(128.6)	(115.4)	(13.2)
Operating income	490.0	570.2	(80.2)
Other expenses, net	(2.6)	(0.7)	(1.9)
Gain / (loss) on related companies	0.6	(0.5)	1.1
Net financial expense	(193.5)	(189.0)	(4.5)
Income tax expense	(147.0)	(21.9)	(125.1)
Net income	147.5	358.1	(210.6)

Overview

For the year ended December 31, 2007, the Company has reported a net income of Ps. 147.5 million, in comparison to the Ps. 358.1 million net income recorded in 2006. This decrease is due to a higher income tax charge of Ps. 125.1 million and lower NGL sales of Ps. 59.0 million.

Net revenues

Gas transportation

Gas transportation service is the main business activity of the Company, taking into account the invested capital and the resources affected to its operation, not being as important in the relative participation in the total net income of the Company because of the “pesification” of regulated tariffs at an exchange rate of US$ 1=Ps. 1 since the enactment of the Economic Emergency Law. This business segment represented approximately 41% and 38% of total net revenues earned during the years ended December 31, 2007 and 2006, respectively. Gas transportation service revenues are derived principally from firm contracts, under which pipeline capacity is reserved and paid for, regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to available pipeline capacity.

Gas transportation revenues for year ended December 31, 2007 increased by 3.6% as compared to 2006. This increase was principally a consequence of additional revenue generated by new firm transportation contracts signed with Aluar and natural gas producer clients, which became effective in March and May 2007. For that purpose, between the end of 2006 and the beginning of 2007, 56.5 millions of cubic feet per day (“MMcf/d”) expansion was carried out demanding an approximately US$42 million investment financed by said clients. The works consisted in the construction of 50 miles loops in San Martín Pipeline and the revamping of a compressor plant. These expansions will generate annual revenues for approximately Ps. 26 million.

Revenues related to the interruptible transportation service might be affected in the future due to the creation of the Gas Electronic Market in line with the provisions of the Executive Branch Decree No. 180/04 (for further information on this issue and on the current status of tariff renegotiation see Note 7.b.

19

to the consolidated financial statements). Revenues related to this service amounted to Ps. 32.9 million and Ps. 34.9 million for the years ended December 31, 2007 and 2006, respectively.

NGL production and commercialization

As opposed to the gas transportation segment, the NGL production and commercialization segment is not subject to regulation by ENARGAS.

Net revenues from the NGL production and commercialization segment represented approximately 53% and 55% of TGS’s total net revenues during the years ended December 31, 2007 and 2006, respectively. NGL production and commercialization activities are conducted at the Cerri Complex, located near Bahía Blanca and connected to each of the Company’s main pipelines. At the Cerri Complex, TGS recovers ethane, propane, butane and natural gasoline for both the Company’s own account and on behalf of its clients. TGS sells its production of propane and butane in the local market to NGL marketers. These products and natural gasoline are exported to Petrobras International Finance Company, a subsidiary of Petrobras Petróleo Brasileiro S.A. at current international market prices. Ethane is entirely sold in the domestic market to PBB-Polisur S.A. at agreed prices. Moreover, under certain agreements, TGS processes the natural gas for both the Company’s own account and on behalf of third parties, collecting a commission for the extracted liquids delivered to its clients.

The NGL Production and Commercialization segment revenue decreased by Ps. 59.0 million in the year ended December 31, 2007 in comparison to 2006, caused mostly by a decline of NGL produced in the Cerri Complex. The lower production level resulted from an unusual and extremely cold winter, which affected the whole country, pushing the Cerri Complex to by-pass natural gas for several days in a row to satisfy the higher demand from residential households and the electric power plants. However, the effect in revenues caused by higher NGL international reference prices recorded in 2007 partially offset the fall in revenues generated by the 21% reduction in the volumes sold.

Other services

The other services segment is not subject to regulations by ENARGAS.

The Company renders services called “midstream”, that mainly consist in gas conditioning, gathering and compression services, which are generally rendered at wellhead, as well as activities related to construction, operation and maintenance of pipelines and compressor plants. Other services revenues include telecommunication services rendered by Telcosur S.A., a company controlled by TGS.

Revenues from other services segment decreased by Ps. 10.7 million in the year ended December 31, 2007 as compared to 2006. This variation is due basically to lower sales generated by construction services rendered in 2007.

Cost of sales and administrative and selling expenses

Costs of sales and administrative and selling expenses for the year ended December 31, 2007, rose by Ps. 28.0 million, compared to the year 2006. This increase is mostly attributable to: (i) higher maintenance costs of Ps. 20.4 million, (ii) a Ps. 19.3 million increase in labor costs, and (iii) a Ps. 7.8 million increase in export tax, (as the export tax rates increased during 2007 from 20% to 25% for propane and butane exports and from 5% to 45% for natural gasoline exports). These effects were partially compensated by lower easement expenses of Ps. 14.2 million and lower costs of construction of Ps. 8.1 million related to Other services business segment.

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Other expenses, net

The detail of Other expenses, net for the years ended December 31, 2007 and 2006, is as follows:

	2007	2006
	(in millions of Pesos)
Increase in allowances and provisions	(15.3)	(26.1)
Reversal of allowances and provisions	17.3	-
Insurance liquidation associated with the damage of a facility located at the Cerri Complex	-	24.7
Others	(4.6)	0.7
Total	(2.6)	(0.7)

 Net financial expense

Net financial expense for the year ended December 31, 2007 reported a Ps. 4.5 million negative variation as compared to 2006.  The breakdown of net financial expense is as follows:

	2007	2006
	(in millions of Pesos)
Generated by assets
Interest income	34.1	30.6
Foreign exchange gain	8.4	13.4
Other financial results, net	-	1.7
Impairment of property, plant and equipment	(19.6)	-
Subtotal	22.9	45.7

Generated by liabilities
Interest expense	(156.7)	(193.7)
Foreign exchange loss	(42.6)	(26.5)
Result of the debt prepayment	10.6	-
Other expenses and financial charges	(27.7)	(14.5)
Subtotal	(216.4)	(234.7)
Total	(193.5)	(189.0)

This variation is mostly attributable to a higher exchange rate loss of Ps. 21.1 million principally generated by a higher Peso devaluation against the US dollar in 2007 compared to 2006, and a Ps. 19.6 million impairment of some gas transportation assets registered in 2007. These two effects were compensated by a Ps. 37.0 million lower interest expense, principally associated with a more than US$ 200 million decrease in the average indebtedness.

Income tax

In 2007, the income tax expense reported an increase of Ps. 125.1 million compared to 2006 which is due basically to the reversal of the remaining balance of the tax loss carryforward allowance of Ps. 144.5 million recorded in the 2006 year, which was partially offset by a lower income tax charge registered in 2007.

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3. Liquidity

The Company’s primary sources and uses of cash during the years ended December 31, 2007 and 2006, are shown in the table below:

	2007	2006	Variation
	(in millions of Pesos)
Cash flows provided by operating activities	518.4	606.2	(87.8)
Cash flows used in investing activities	(232.0)	(127.4)	(104.6)
Cash flows used in financing activities	(373.4)	(513.5)	140.1
Net decrease in cash and cash equivalents	(87.0)	(34.7)	(52.3)

Cash flows provided by operating activities for the year ended December 31, 2007, decreased approximately by 14% compared to the year 2006, principally due to the fall in revenues generated by the NGL production and commercialization segment.

Cash flows used in investing activities in 2007 were higher for more than Ps. 100 million in comparison with the year 2006, principally due to Ps. 32.4 million investments for the expansion of a plant in Cerri Complex in order to increase its annual production capacity by 33,069 short tons of propane, butane and natural gas, and a fixed term deposit of Ps. 28.4 million with a maturity of more than 90 days.

Even the cash flows used in financing activities in 2007 were lower by Ps. 140.1 million in comparison to year 2006, they were significant since they reduced TGS’s financial indebtedness for more than 20%.

4. Fourth quarter 2007 vs. Fourth quarter 2006

The following table presents a summary of the consolidated results of operations for the fourth quarters ended December 31, 2007 and 2006:

	2007	2006	Variation
	(In millions of Pesos)
Net revenues	347.4	350.3	(2.9)
Gas transportation	121.0	123.8	(2.8)
NGL production and commercialization	210.6	201.5	9.1
Other services	15.8	25.0	(9.2)
Cost of sales	(174.8)	(174.6)	(0.2)
Operating costs	(125.0)	(127.0)	2.0
Depreciation and amortization	(49.8)	(47.6)	(2.2)
Gross profit	172.6	175.7	(3.1)
Administrative and selling expenses	(44.2)	(36.4)	(7.8)
Operating income	128.4	139.3	(10.9)
Other expense, net	(3.6)	(16.2)	12.6
(Loss) / gain on related companies	(0.2)	0.1	(0.3)
Net financial expense	(66.9)	(29.5)	(37.4)
Income tax	(33.0)	(8.4)	(24.6)
Net income	24.7	85.3	(60.6)

Total net revenues for the fourth quarter of 2007 decreased by Ps. 2.9 million in comparison to the same period in 2006. Gas transportation revenue for the fourth quarter of 2007 presented a slight decrease over the same quarter of 2006, principally due to lower interruptible transportation services rendered. The NGL production and commercialization segment rose by Ps. 9.1 million in the fourth quarter 2007, which was mainly attributable to higher reference international prices, that were partially offset by a lower level of tons sold in the same quarter.  In the fourth quarter of 2007, Other Services revenues showed a Ps. 9.2 million decrease when compared to the 2006 period. This decrease was principally the result of lower sales generated by midstream and construction services rendered in the fourth quarter of 2007.

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Costs of sales and administrative and selling expenses for the fourth quarter of 2007 rose by Ps. 8.0 million to Ps. 219.0 million in the 2007 period, from Ps. 211.0 million in the same quarter of 2006. This variation is mostly attributable to: (i) a Ps. 10.2 million increase in export tax, as the export tax rates increased in 2007, and (ii) a Ps. 4.9 million increase in labor cost. These two effects were partially compensated by a Ps. 7.5 million decrease of the costs associated with the NGL Production and Commercialization business segment, generated by lower volumes of natural gas purchased.

Other expenses, net decreased by Ps. 12.6 million in the fourth quarter of 2007. This variation is mainly due to the registration of lower allowances by Ps. 13.6 million, when compared to the 2006 fourth quarter.

Net financial expense increased by Ps. 37.4 million in the fourth quarter 2007. The negative variation was mainly due to the exchange rate gain of Ps. 26.2 million registered in the fourth quarter of 2006, and the gas transportation property, plant and equipment impairment of Ps. 19.6 million registered in the 2007 quarter. These effects were partially mitigated by an important reduction of interest expense, which resulted mainly from a higher interest rate in the 2006 fourth quarter and the significant decrease of the Company’s financial debt.

In the quarter ended December 31, 2007, income tax expense increased by Ps. 24.6 million, compared to the same period of 2006, basically as a result of the reversal of the remaining balance of the tax loss carryforward allowance of Ps. 32.6 million recorded in the 2006 period.

5. Consolidated Balance Sheet Summary

Summary of the consolidated balance sheet information as of December 31, 2007, 2006, 2005, 2004 and 2003:

	(in thousands of Argentine pesos as described in Note 2.b. to the consolidated financial statements)
	2007	2006	2005	2004	2003
Current assets	683,173	711,841	720,262	610,659	810,525
Non-current assets	4,318,511	4,427,401	4,476,968	4,534,812	4,642,704
Total	5,001,684	5,139,242	5,197,230	5,145,471	5,453,229
Current liabilities	312,741	378,748	339,459	354,959	3,383,493
Non-current liabilities	1,759,395	1,978,363	2,433,664	2,583,912	11,064
Subtotal	2,072,136	2,357,111	2,773,123	2,938,871	3,394,557
Minority Interest	1	2	-	-	-
Shareholders’ equity	2,929,547	2,782,129	2,424,107	2,206,600	2,058,672
Total	5,001,684	5,139,242	5,197,230	5,145,471	5,453,229

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6. Consolidated Statements of Income Summary

Summary of the consolidated statements of income information for the years ended December 31, 2007, 2006, 2005, 2004 and 2003:

	(in thousands of Argentine pesos as described in Note 2.b. to the consolidated financial statements)
	2007	2006	2005	2004	2003
Operating income	490,019	570,130	442,897	453,750	406,897
Other expense, net	(2,594)	(731)	(6,110)	(33,678)	(26,438)
Gain (loss) on related companies	590	(442)	2,607	(643)	4,030
Net financial expense	(193,495)	(189,043)	(209,072)	(260,935)	(219,847)
Net income before income tax	294,520	379,914	230,322	158,494	164,642
Income tax (expense) / benefit	(147,012)	(21,891)	(12,815)	(10,566)	121,532
Minority Interest	-	(1)	-	-	-
Net income for the year	147,508	358,022	217,507	147,928	286,174

7. Statistical Data (Physical Units)

	Year ended December 31,					Fourth quarter ended December 31,
	2007	2006	2005	2004	2003	2007	2006	2005	2004	2003
Gas Transportation
Average firm contracted capacity (in Bcf/d)	2.06	2.03	1.93	1.80	1.75	2.07	2.02	2.02	1.82	1.75
Average daily deliveries (in Bcf/d)	1.78	1.73	1.63	1.57	1.49	1.71	1.63	1.56	1.52	1.46
NGL production and commercialization
* Production
Ethane (in thousands of short tons “short tn”)	336,947	419,131	376,678	381,118	364,571	99,960	109,990	102,960	86,849	95,234
Propane and butane (short tn)	474,080	597,794	489,884	569,799	550,357	130,395	159,097	143,790	147,038	156,155
Natural Gasoline (short tn)	102,317	125,533	106,239	117,202	108,207	28,483	33,148	31,623	29,695	30,901
* Local market sales (a)
Ethane (short tn)	336,947	419,131	376,678	381,118	364,571	99,960	109,990	102,960	86,849	95,234
Propane and butane (short tn)	258,587	316,824	278,205	321,279	281,434	60,405	76,028	48,105	86,770	88,185
Natural Gasoline (short tn)	2,963	4,529	5,429	13,559	10,860	739	1,243	2,044	5,021	2,339
* Exports (a)
Propane and butane (short tn)	201,886	275,833	220,337	270,609	284,503	58,061	91,386	95,887	61,037	90,219
Natural Gasoline (short tn)	98,764	121,962	102,831	102,375	92,682	25,434	38,072	33,263	23,357	21,325

(a) Includes natural gas processed on behalf of third parties.

8. Comparative ratios

	As of December 31,
	2007	2006	2005	2004	2003
Liquidity (Current assets to current liabilities)	2.18	1.88	2.12	1.72	0.24
Shareholder’s equity to total liabilities	1.41	1.18	0.87	0.75	0.61
Non current assets to total assets	0.86	0.86	0.86	0.88	0.85
Net income for the year to average shareholders’ equity	0.05	0.14	0.09	0.07	0.15

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9. Other Information

TGS share market value in Buenos Aires Stock Exchange at closing of last business day

	2007	2006	2005	2004	2003
January	4.08	3.25	3.37	3.16	1.06
February	4.00	3.20	3.55	3.06	1.29
March	3.88	3.19	3.40	3.08	1.22
April	4.33	3.11	3.04	2.54	1.66
May	4.84	3.04	3.60	2.38	1.63
June	4.97	3.01	3.26	2.37	1.77
July	4.60	3.18	3.65	2.53	1.76
August	4.27	3.06	3.64	2.58	1.67
September	4.25	3.40	3.79	2.86	1.87
October	4.45	3.56	3.80	3.06	1.88
November	3.62	3.64	3.50	3.03	2.18
December	3.80	4.19	3.36	3.05	2.65

10. Outlook

As a company, we must focus our efforts on achieving a suitable transportation system that meets the growing demand, and at the same time look for long-term business alternatives. To this purpose, the re-composition of our business segment and the development of expansion alternatives by means of prepayment schemes will prove pivotal.

In the segment of NGL Production and Commercialization, our strategy is targeted at finding alternatives to natural gas availability as we move forward in the value chain, developing innovating solutions related to logistics services. In the Other Services segment, we will strive to define the focus and the resources required for the development of new opportunities both in the local and the regional market, driven by our vast business and industry expertise.

We will also keep the focus on the efficiency of our operations, core to the development of our business. We will continue applying new technologies to our processes, with an active presence in the market of goods and services to maximize competitiveness in meeting the gas demand.

In the field of internal processes, we will be working on an excellence model based on the standards outlined in the National Quality Prize, combining them with our own initiatives.

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Board of Directors proposal

The Company’s Board of Directors submits for approval at the next Shareholders’ Meeting to be held on April 10, 2008, the following distribution proposal.

(thousands of Argentine pesos)
Balance of retained results (after distribution approved at the Shareholders’ Meeting held on April 12, 2007)	659,400
Net income for the year ended December 31, 2007	147,508
Total	806,908

Distribution proposal:

Legal reserve (5%)	7,375
Undistributed balance	799,533

Buenos Aires, February 7, 2008.

João Bezerra
Board of Directors’ Chairman

26

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007							2006
	Shareholders´ contributions			Retained earnings				
	Common stock	Inflation adjustment to common stock	Total common stock	Legal reserve	Retained earnings	Other comprehensive loss	Total shareholders' equity	Total shareholders' equity
Balances at the beginning of the year	794,495	1,145,012	1,939,507	165,321	677,301	-	2,782,129	2,424,107
Appropiation to legal reserve (1)	-	-	-	17,901	(17,901)	-	-	-
Other comprehensive loss (Note 6)	-	-	-	-	-	(90)	(90)	-
Net income for the year	-	-	-	-	147,508	-	147,508	358,022
Balances at the end of the year	794,495	1,145,012	1,939,507	183,222	806,908	(90)	2,929,547	2,782,129

(1) Resolution of the Ordinary Shareholders' Meeting held on April 12, 2007.

The accompanying notes and exhibits are an integral part of these consolidated financial statements.

João Bezerra
Board of Directors' Chairman

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

  1.

BUSINESS DESCRIPTION

Transportadora de Gas del Sur S.A. (“the Company” or “TGS”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). The Company commenced operations on December 29, 1992 and it is engaged in the transportation of natural gas and production and commercialization of natural gas liquids (“NGL”). TGS’s pipeline system connects major gas fields in southern and western Argentina with gas distributors and industries in those areas and in the greater Buenos Aires area. The gas transportation license to operate this system for a period of thirty-five years (“the License”) was exclusively granted to the Company. TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by the Ente Nacional Regulador del Gas (National Gas Regulatory Agency or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where the Company processes natural gas by extracting NGL, was transferred from GdE along with the gas transmission assets. The Company also renders midstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation, and maintenance services.

TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds approximately 55.3% of the Company’s common stock. Local and foreign investors hold the remaining ownership of TGS’s common stock. CIESA is owned 50% by Petrobras Energía S.A. (“Petrobras Energía”) and a subsidiary of Petrobras Energía (jointly “Group Petrobras Energía”), 40% by CIESA Trust, (“the Trust”), and the remainder 10% by a subsidiary of Enron Corp. (“Enron”).

The current ownership of CIESA’s common stock is the result of the first stage of the Master Settlement and Mutual Release Agreement (the “Settlement Agreement”), signed by Petrobras Energía and Enron subsidiaries on April 16, 2004. The shareholding exchange was carried out on August 29, 2005, after the ENARGAS approval by Note No. 4,858 issued in July 2005. In this stage, Enron subsidiaries transferred 40% of the outstanding share capital of CIESA to the Trust; and Petrobras Energía and its subsidiaries transferred their TGS class “B” common shares (accounting for 7.35% of the outstanding share capital of TGS) to Enron subsidiaries.

The second stage will be implemented through the Restructuring Agreement signed on September 7, 2005 among CIESA, its current shareholders and its creditors. This agreement consists of two stages: the first one that is the partial refinancing of CIESA’s indebtedness (due in April 2002) for approximately US$23 million that has been completed, and the second one that will be achieved once the approvals of the Comisión Nacional de Valores (the Argentine National Securities Commission or “CNV”), ENARGAS and Comisión Nacional de la Defensa de la Competencia are obtained, the cancellation of the remaining debt (whose principal amounts to US$ 201 million) through CIESA’s transfer to its creditors of TGS class “B” common shares that accounts for approximately 4.3% of TGS’s common stock (which will be simultaneously exchanged for the 10% of CIESA’s outstanding shares held by a subsidiary of Enron), and the issuance of new CIESA’s shares in such a manner that the creditors will hold 50% of the common stock. Finally, the Trust will transfer its CIESA’s shareholding to Petrobras Energía, in order to hold the remaining 50%. Even as of the date of the issuance of these consolidated financial statements, the above mentioned approvals have not been obtained, and the agreement has expired, the parties are negotiating its renewal for a new period.

2.

BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in force in the Autonomous City of Buenos Aires (“Argentine GAAP”) and the regulations of the CNV and the ENARGAS. Argentine GAAP differs in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). These consolidated financial statements do not include any valuation adjustments or additional disclosures to reflect such differences.

The consolidated financial statements include the accounts of TGS and its subsidiary Telcosur S.A. (“Telcosur”), over which it has effective control. The Company followed the methodology established in Technical Resolution (“TR”) No. 21 “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions”, of the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”) and approved by the Professional Council in Economic Sciences of Autonomous City of Buenos Aires (“CPCECABA”). The accounting

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

policies followed by Telcosur in the preparation of its financial information are consistent with those applied by TGS. All significant intercompany transactions have been eliminated in consolidation.

Detailed data reflecting subsidiary direct control as of December 31, 2007 and 2006 is as follows:

Company	% of shareholding and votes	Closing date	Legal address

Telcosur S.A.	99.98%	December 31	Don Bosco 3672, 6th Floor
Autonomous City of Buenos Aires

Financial statements of Telcosur have been used for consolidation purposes for the years ended December 31, 2007 and 2006.

a)

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting fiscal year. Estimates are used when accounting for the allowance for doubtful accounts, depreciation, amortization, income taxes, provision for contingencies, fair value of assets and present value of long term receivables and liabilities. Actual results could be significantly different from such estimates.

b)

Presentation of consolidated financial statements in constant Argentine pesos

The consolidated financial statements have been prepared in constant Argentine pesos, recognizing the overall effects of inflation up to August 31, 1995. As from that date, in line with professional accounting standards and the requirements of the control authorities, the Company discontinued the restatement of its financial statements until December 31, 2001.

As established by Resolution No. 3/2002 of the CPCECABA and Resolution No. 415 of the CNV, as from January 1, 2002, the Company resumed the recognition of the effects of inflation in these consolidated financial statements, following the provisions of TR No. 6, as amended by TR No. 19, both issued by the Argentine Federation.  Accounting measurements restated due to the change in the purchasing power of the currency up to August 31, 1995, as well as those which have been originated between that date and December 31, 2001, are stated in the currency value as of the later date.

On March 25, 2003, the Argentine Government issued Decree No. 664, which provides that financial statements for periods ending after such date shall be stated in historical Argentine pesos. As a consequence and in accordance with Resolution No. 441, issued by the CNV, the Company suspended inflation accounting effective March 1, 2003. This criterion is not in line with effective accounting standards, which stipulate that financial statements should be restated as of September 30, 2003. The non-recognized inflation effect on net income for the years ended December 31, 2007 and 2006 is not significant.

The Argentine Wholesale Price Index (“WPI”) published by the Instituto Nacional de Estadísticas y Censos (INDEC) was used for the restatement of the financial statements, as mentioned above.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

c)

Harmonization of accounting standards

In August 2005, CPCECABA approved the Resolution CD No. 93/05, which incorporates changes in the professional accounting standards, as a consequence of an agreement with the Argentine Federation in order to harmonize accounting standards in Argentina. The above mentioned resolution came into effect as from January 1, 2006, however the application of certain standards is mandatory as from January 1, 2008. Nevertheless, in December 2005, the CNV issued Resolutions No. 485 and No. 487, which adopt the resolution issued by the CPCECABA with certain modifications, and its application was required for the fiscal years started as from January 1, 2006.

The new accounting standards establish, among other issues: (i) as recoverable value for Property, Plant and Equipment, the discounted cash flow at a rate that provides for time value of cash and specific risk of the assets; (ii) the valuation at nominal value of deferred tax assets and liabilities and (iii) account or disclose in notes to the financial statements the deferred tax arising from the inflation adjustment in the net book value of Property, Plant and Equipment. In this regard, TGS chose to disclose the deferred tax liability in notes to the financial statements (Note 2.l).

d)

Short-term receivables and liabilities in currency

Short-term receivables and liabilities, including accrued interest, if applicable, at the end of each year have been valued at their respective nominal amount, which does not materially differ from the present value of the future cash flow that the receivables and liabilities will generate, using the internal rate of return estimated at inception.

e)

Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currencies, including accrued interest, if applicable, have been translated at the prevailing exchange rates at the end of each year. Detailed information is disclosed in Exhibit G.

f)

Inventories

Inventories consist of natural gas of TGS (in excess of line pack classified as property, plant and equipment) and third parties in the pipeline system, and NGL obtained from natural gas processing at the Cerri Complex. Inventories have been valued at replacement or reproduction cost, as applicable. The carrying value of inventories does not exceed their net realizable value.

g)

Current investments

Bank accounts, private bonds and fixed-term deposits in local and foreign currency have been valued at their face values plus accrued interest, which do not materially differ from their discounted value using the internal rate of return effective at inception.

Mutual funds have been valued at market value at year-end.

h)

Long-term receivables and liabilities in currency

Long-term receivables and liabilities (except for deferred tax assets and liabilities and asset tax credit) have been valued based on the best estimate of the discounted value of the amounts expected to be collected or paid, as applicable, using the interest rate effective at the time of the initial measurement.

Loans have been valued based on the present value of the amounts expected to be paid, using the internal rate of return estimated at the inception of the transaction. This rate does not significantly differ from the market interest rate at that moment.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Assets and liabilities generated as a result of the application of the deferred tax method and the asset tax credit have been calculated at their nominal value.

i)

Non-current investments

Equity investments in companies in which the Company’s ownership interest ranges between 20% and 50% are  Gas Link S.A. (“Link”), Transporte y Servicios de Gas en Uruguay S.A. (“TGU”) and Emprendimientos de Gas del Sur S.A. (“EGS”) and have been accounted for under the equity method. These investments have been valued based on the financial statements at the dates specified in Exhibit C, which have been prepared applying the same accounting policies as those used by the Company to prepare its consolidated financial statements. As of December 31, 2007 and 2006, the investment in Link has been adjusted by Ps. 4,350 and Ps. 4,368, respectively, due to the elimination of intercompany profits. The book value of the investment in EGS and TGU as of December 31, 2007 includes Ps. 64 and Ps. 29, respectively, corresponding to the transactions between EGS and the Company in the three-month period ended in December 31, 2007.

The Company considers its foreign subsidiary TGU to be a “non-integrated subsidiary”. Consequently, TGU’s assets and liabilities have been translated into Argentine pesos using the exchange rate in effect at year-end, while its common stock and retained earnings accounts have been translated using historical exchange rates.

The Company’s management is not aware of any significant subsequent events which affected the financial statements of EGS, Link and TGU from September 30, 2007 to December 31, 2007.

j)

Property, plant and equipment, net

-

Assets transferred from the privatization of GdE: The value of these assets was determined based on the price paid for the acquisition of 70% of the Company’s common stock, which amounted to US$ 561.2 million. This price was the basis to determine a total value of common stock of US$ 801.7 million, which, when added to the debt assumed under the Company’s privatization agreement (the “Transfer Agreement”) of US$ 395.0 million, resulted in a total value for property, plant and equipment of US$ 1,196.7 million. Such value, converted at the exchange rate in effect as of the date of the Transfer Agreement, has been restated for the effects of inflation as described in Note 2.b).

-

Line pack: It represents the natural gas in the transportation system that is necessary to keep the system at operating capacity, valued at acquisition cost and restated for the effects of inflation as described in Note 2.b).

-

Capitalization of exchange loss: Resolutions No. 3/2002 and No. 87/03 issued by the CPCECABA established that exchange losses arising from the devaluation of the peso from January 6, 2002 to July 28, 2003, to the extent that they were related to foreign currency liabilities existing at the first date, are to be added to the cost basis of assets acquired or constructed with direct financing by such foreign currency liabilities. Similar accounting treatment is permitted, but not required, for exchange losses arising from indirect financing. It was assumed that the proceeds from such financings were used, firstly, to cover working capital requirements and, secondly, to finance the acquisition or construction of assets that do not qualify for capitalization. The remainder was assumed to relate to assets for which capitalization is permitted.

-

Additions: They have been valued at acquisition cost restated for the effects of inflation as described in Note 2.b). The Company has capitalized all the investments stipulated as mandatory in the License during the first five-year period, in order to achieve system integrity and public safety equal to those required by international standards. Such investments included, among others, the costs of survey programs related to internal and external pipeline inspection, cathodic protection and pipeline replacement and recoating. Additionally, Resolutions No. 1,660 and No. 1,903 issued by ENARGAS include definitions prescribing which costs should be considered improvements and which costs should be considered maintenance expenses. Repair and maintenance costs have been expensed as incurred.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

- Depreciation: Accumulated depreciation related to natural gas transportation assets is computed under the straight-line method over the estimated useful lives of the specific assets, which are lower than the maximum useful lives established by the ENARGAS through Resolutions No. 1,660 and No. 1,903.

For depreciation of all other property, plant and equipment, the Company uses the straight-line method of depreciation and applies the annual depreciation rates disclosed in Exhibit A.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statement of income.

Capitalized exchange loss is depreciated over the remaining useful lives of the assets that led to such capitalization.

- Financial expense capitalization: The Company capitalizes financial expense on long term construction projects. Financial expense capitalized was Ps. 5,053 and Ps. 2,622 for the years ended December 31, 2007 and 2006, respectively.

Based on the projections made as discussed in Note 2.a) and c), the Company’s management believes that the recorded value of property, plant and equipment does not exceed its recoverable value.

k)

Intangible assets

Intangible assets have been valued at their historical cost, less accumulated amortization.

Debt issuance costs are being amortized in the term of the notes issued on May 14, 2007 (Note 6).

The intangible assets balance includes costs generated by the acquisition of turbine maintenance and repair licenses and the expenses related to the creation of the Global Program 2007. Both of these items are being amortized in a 5-year period.

l)

Income tax

The Company and its subsidiary have calculated their respective income tax charges using the deferred tax method, which considers the effect of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

To estimate deferred tax assets and liabilities, the tax rate expected to be in effect at the time of utilization was applied to identify temporary differences and tax loss carryforwards based on the legal requirements effective at the time of preparation of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

The reconciliation between the current tax an the income tax expense charged to the statement of income in the years ended December 31, 2007 and 2006 is as follows:

	2007	2006
Current tax	(16,205)	(1,714)
Temporary differences variation	(20,057)	(6,042)
Tax loss carryforwards utilization	(110,750)	(158,684)
Deferred tax assets allowance	-	144,549
Income tax expense	(147,012)	(21,891)

The components of the net deferred tax asset and liabilities as of December 31, 2007 and 2006 are the following:

Non-current deferred tax assets and liabilities	2007	2006
Present value advanced payments from clients	-	451
Allowance for doubtful accounts	27	98
Deferred revenues	(683)	(744)
Present value other receivables	38	5,769
Property, plant and equipment, net	(77,695)	(81,612)
Other provisions	869	835
Provision for contingencies	16,838	17,547
Foreign exchange gain generated by current investments	177	651
Accrued interest from loans	-	18,221
Labor provisions	3,120	1,532
Tax loss carryforwards	-	110,750
Net deferred tax (liability) / asset (Note 4.i. and 4.d.)	(57,309)(1)	73,498

(1)

Net of deferred tax asset of Ps. 95 recorded under Other non-current receivables.

Income tax expense computed at the statutory tax rate (35%) on pre-tax income differs from the income tax expense for the years ended December 31, 2007 and 2006 as follows:

	2007	2006
Pre-tax income	294,520	379,914
Statutory income tax rate	35%	35%
Income tax expense at statutory income tax rate	(103,082)	(132,970)
Permanent differences at statutory income tax rate
- Inflation adjustment	(36,524)	(32,781)
- Variation in deferred tax assets allowance	-	144,549
- Non-taxable income or non-deductible expenses	533	447
- Others	(7,939)	(1,136)
Income tax expense	(147,012)	(21,891)

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become recoverable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning in making these assessments. This evaluation is based on internal projections made as discussed in Note 2.a).

As mentioned in Note 2.c), TGS has elected to disclose in the notes to the consolidated financial statements the deferred tax liability generated by the net book value of the inflation adjustment included in the accounting value of the property, plant and equipment. This deferred tax liability does not constitute an account payable, but it is a liability that will be reversed over the remaining period over which these assets are depreciated. In compliance with Resolution No. 487 of the CNV, TGS advises that, if that liability had been recognized, the deferred tax liability as of December 31, 2007, would have increased in Ps. 687,826 (generating a net liability position of Ps. 745,230) and a positive effect of Ps. 36,395 and Ps. 32,714 on the Company’s net income for the years ended

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

December 31, 2007 and 2006, respectively, would have been recognized. Additionally, in 2007 and subsequent years, TGS would have recorded a lower income tax expense as follows:

Amount
Year 2008	30,421
Year 2009	30,817
Year 2010	30,359
Year 2011	30,305
Year 2012 onwards	565,924
Total	687,826

m)

Asset tax

The Company and its subsidiary are subject to the Asset Tax Law (“Impuesto a la Ganancia Mínima Presunta”). The asset tax is calculated on an individual entity basis at the statutory tax rate of 1%, and is based upon the taxable assets of each Argentine entity as of the end of the year. This tax is complementary to income tax and the Company is required to pay the greater of the income tax or the asset tax. Any excess of the asset tax over the income tax may be carried forward and recognized as a payment on account of any excess of income tax over asset tax occurring within the subsequent ten years.

In the opinion of management, it is probable that the Company will utilize such asset against future taxable income charges within the next ten years and, as a result, the Company has recognized the accumulated asset tax charge within “Other non-current receivables” in the accompanying consolidated balance sheet. This tax credit has been recorded at its nominal value according to what it is mentioned in Note 2.h).

The breakdown of the asset tax credit as of December 31, 2007 is as follows:

Fiscal year	Amount	Year of expiration
2002	10,395	2012
2003	26,214	2013
2004	23,861	2014
2005	22,680	2015
2006	22,807	2016
2007	7,960	2017
Balance at the end of the year (Note 4.d.)	113,917

n)

Advances from customers in kind

The advances from customers in kind have been valued at their respective nominal amount considering that this value is higher than the cost of rendering the gas transportation services that will cancel said advances.

o)

Allowances and provisions for contingencies

The Company provides for losses relating to its accounts receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimation, and the consolidated financial statements reflect that consideration.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

The Company has certain contingent liabilities with respect to existing claims, lawsuits and other proceedings, including those involving legal and regulatory matters. The Company records liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments known by TGS at the date of the issuance of these consolidated financial statements, estimates of the outcome of these matters and the experience of its legal counsel in contesting, litigating and settling other matters. As the scope of the contingent liabilities become better defined, there will be changes in the estimates of future costs, which could have a material effect on the Company's future results of operations and financial condition or liquidity.

Contingencies and allowances are disclosed in Exhibit E.

p)

Shareholders' equity accounts

These accounts have been restated to account for the effects of inflation as described in Note 2.b), except for "Common stock nominal value" which is stated at original cost. The adjustment derived from the restatement of such account has been disclosed under the line item “Inflation adjustment to common stock”, in the Statement of Changes in Shareholders’ Equity.

q)

Revenue recognition

Firm transportation revenues are recognized based on the accrued contracted capacity reserved regardless of actual usage. For interruptible transportation services and certain NGL production and commercialization contracts, revenues are recognized upon the delivery of natural gas or gas liquids to customers, respectively. For other NGL production and other services contracts, revenues are recognized when services are rendered.

r)

Statement of income accounts

Accounts relating to the statement of income have been recorded considering the following criteria:

-Accounts that accumulate monetary transactions, at their nominal value.

-Expenses related to consumption of non-monetary assets valued at their acquisition cost have been restated to reflect the effects of the inflation as described in Note 2.b).

-Gain (loss) on related companies were determined on the basis of TGS’ affiliates’ results and were disclosed under “Gain (loss) on related companies”.

Other expense, net for the years ended December 31, 2007 and 2006, include the following items:

	2007	2006
Reversal of / (increase in) allowances and provisions (Exhibit E)	2,025	(26,129)
Insurance liquidation associated with the damage of a facility located at the Cerri Complex	-	24,722
Others	(4,619)	676
Total	(2,594)	(731)

s)

Earnings per share and per American Depositary Shares (“ADS”)

Earnings and dividends per share and per ADS for the years ended December 31, 2007 and 2006 have been calculated based on 794,495,283 outstanding shares during each period. One ADS represents five Class B shares. As the Company does not have preferred stock or convertible debt, the amount of basic earnings per share is the same as the amount of diluted earnings per share.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

t)

Derivative financial instruments

The Company has outstanding derivative financial instruments with major financial institutions with the aim to reduce the risk of the financial market, at a competitive cost in accordance with the market conditions, to manage the impact of the floating interest rate changes and the US dollar exchange rate changes. TGS does not use financial instruments with speculative aims.

The derivative financial instrument described in Note 6 consists of a currency forward and has been valued at its net realizable value.

3.

CONSOLIDATED BUSINESS SEGMENT INFORMATION

The Company's business segments are as follows: (i) natural gas transportation services through its pipeline system; (ii) NGL production and commercialization and (iii) other services, which include midstream and telecommunication services (the latter rendered by its subsidiary, Telcosur).

Operating income / (loss) consists of net revenues minus operating expenses. In the calculation of operating income / (loss), the following items have not been included: other expenses, gain (loss) on related companies, net financial results and income tax expense.

Assets and liabilities were allocated to each segment based on the specific identification of the assets and liabilities related to the specific business. Assets and liabilities that cannot be allocated to a specific segment were grouped under "Corporate" and include current investments and loans, among others.

As of and for the year ended December 31, 2007	Gas Transportation	NGL Production and Commercialization	Other Services	Corporate	Total
Net revenues	509,501	667,395	80,377	-	1,257,273
Operating income / (loss)	218,406	297,187	25,570	(51,144)	490,019
Depreciation of property, plant and equipment	149,130	32,795	14,226	1,655	197,806
Additions to property, plant and equipment	114,593	56,964	7,929	9,575	189,061
Identifiable assets	3,737,490	474,601	174,224	615,369	5,001,684
Identifiable liabilities	249,528	59,510	9,345	1,753,753	2,072,136

As of and for the year ended December 31, 2006	Gas Transportation	NGL Production and Commercialization	Other Services	Corporate	Total
Net revenues	491,996	726,393	91,113	-	1,309,502
Operating income / (loss)	211,379	370,836	33,864	(45,949)	570,130
Depreciation of property, plant and equipment	144,401	31,050	13,294	3,908	192,653
Additions to property, plant and equipment	119,882	17,719	15,429	3,381	156,411
Identifiable assets	3,836,424	449,891	166,475	686,452	5,139,242
Identifiable liabilities	121,982	61,709	9,734	2,163,686	2,357,111

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

The Company renders services of gas transportation principally to gas distribution companies, Petrobras Energía, Profertil S.A. (“Profertil”) and Repsol-YPF S.A. (“Repsol-YPF”). Significant customers in terms of net revenues from gas transportation for the years ended December 31, 2007 and 2006 are as follows:

	2007	2006
MetroGAS S.A.	169,590	176,474
Camuzzi Gas Pampeana S.A.	92,474	89,501
Gas Natural BAN S.A.	71,519	70,042
Petrobras Energía	28,500	26,635
Camuzzi Gas del Sur S.A.	24,857	23,915
Profertil	11,445	11,459
Repsol-YPF	17,524	27,346

Significant customers in the NGL production and commercialization segment are Petrobras International Finance Company (“PIFCO”), a subsidiary of Petrobras Petróleo Brasileiro S.A. and PBB-Polisur S.A. (“Polisur”). Net revenues from these customers (include NGL sales made on behalf of third parties, from which TGS withholds charges for the production and commercialization of NGL) for the years ended December 31, 2007 and 2006 are as follows:

	2007	2006
PIFCO	476,551	530,312
Polisur	203,888	238,188

4.     SUMMARY OF SIGNIFICANT BALANCE SHEET ITEMS AS OF DECEMBER 31, 2007 AND 2006

		2007	2006
a)	Current accounts receivable
	Gas transportation
	MetroGAS S.A.	8,773	16,649
	Camuzzi Gas Pampeana S.A.	8,803	8,473
	Gas Natural BAN S.A.	7,479	7,358
	Camuzzi Gas del Sur S.A.	2,128	2,189
	Profertil	1,261	1,158
	Repsol-YPF	3,045	6,997
	Total Austral S.A. (“Total Austral”)	3,345	2,969
	Pan American Sur S.R.L. (“PAS”)	2,948	1,906
	Related companies	4,125	3,469
	Others	12,866	7,753
	Subtotal	54,773	58,921

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

	2007		2006
	NGL production and commercialization
	Polisur	22,032	25,089
	Pan American Energy LLC (Argentine Branch)	1,165	7,979
	Total Austral	3,788	5,790
	Related companies	47,848	50,681
	Others	6,827	6,456
	Subtotal	81,660	95,995

	Other services
	Pan American Energy LLC (Argentine Branch)	939	2,085
	Profertil	3,437	3,340
	Sipetrol Argentina S.A.	-	538
	Gas trust fund (Note 7.c.)	9,230	-
	Related companies	2,604	9,246
	Others	13,173	9,109
	Subtotal	29,383	24,318

	Allowance for doubtful accounts (Exhibit E)	(716)	(920)
	Total	165,100	178,314

b)	Other current receivables
	Tax credits	13,357	23,592
	Prepaid insurance expense	4,311	4,589
	Advances to suppliers	26,127	9,737
	Claims to third parties (1)	25,493	-
	Others	8,342	7,717
	Total	77,630	45,635

c)	Non-current accounts receivable
	Other services
	Profertil	13,443	14,710
	Total	13,443	14,710

d)	Other non-current receivables
	Deferred income tax (Note 2.l.)	95	73,498
	Asset tax credit (Note 2.m.)	113,917	111,641
	Easement expense to be recovered	4,233	4,233
	Others	4,909	4,338
	Total	123,154	193,710

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

		2007	2006
e)	Current accounts payable
	Suppliers	147,954	152,285
	Customers (Credit balances)	13,594	19,880
	Related companies	2,042	2,451
	Total	163,590	174,616

f)	Taxes payable
	Asset tax (net of advances)	-	13,733
	Turnover tax	568	884
	Income tax (net of advances and others)	6,371	-
	Value added tax (“VAT”)	106	1,917
	Tax on exports	23,021	803
	Others	4,203	3,468
	Total	34,269	20,805

g)	Current advances from customers (2)
	Aluar Aluminio Argentino S.A.C.I. (“Aluar”)	2,411	1,765
	Total Austral	6,426	1,743
	Wintershall Energía S.A. (“Wintershall”)	1,656	1,743
	PAS	4,284	1,162
	Others	585	761
	Total	15,362	7,174

h)	Other liabilities
	Provisions for GdE lawsuit (Note 9.d.)	12,035	11,517
	Negative equity value (Exhibit C)	-	120
	Other provisions	119	556
	Total	12,154	12,193

i)	Non-current taxes payable
	Deferred Income tax	57,404	-
	Total	57,404	-

j)	Non-current advances from customers (2)
	Aluar	55,539	47,488
	Total Austral	41,582	4,611
	Wintershall	2,628	4,611
	PAS	27,721	3,073
	Others	21	56
	Total	127,491	59,839

(1)

It corresponds to an arbitration claim initiated by TGS against the Bank of America for the amount of US$ 9 million, net of a related payment received late in December 2007. The claim is based on the annulment made by the bank, of the transfer of funds to TGS account that had been instructed by the Company on December 6, 2007 to redeem securities of the Columbia Strategic Cash Fund (Cash Fund arranged by the Bank of America). On such date, the Cash Fund entered into a liquidation process, and pledged to refund to the subscribers the proceeds of the settlement of its investments in the following months. From December 6, 2007 to the date of the issuance of these consolidated financial statements the Cash Fund has reimbursed to TGS US$ 2,8 million, on account of the US$ 9 million (Note 9.e.).

(2)

They are mainly related to the financing of TGS pipeline system expansion works for the rendering of firm transportation services contracted by such clients. The advance payments will be settled with the effective rendering of firm transportation service.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

5.   SUPPLEMENTAL CASH FLOW INFORMATION

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The cash flow statement has been prepared using the indirect method, which requires a series of adjustments to reconcile net income for the year to net cash flows from operating activities.

 Cash and cash equivalents at the end of each year are as follows:

	2007	2006
Cash and banks	2,816	6,583
Current investments	421,102	471,673
Current investments other than cash and cash equivalents	(32,600)	-
Total cash and cash equivalents	391,318	478,256

Non-cash transactions are as follows:

	2007	2006
Acquisition of property, plant and equipment through an increase in accounts payable	20,312	36,079
Financial expense capitalization	(1,264)	(286)

Cash flows resulting from operations include net financial expense generated by cash and cash equivalents as of December 31, 2007 and 2006 for Ps. 27,295 and Ps. 33,405, respectively.

6.   LOANS

Short-term and long-term debt as of December 31, 2007 and 2006 comprises the following:

	2007	2006
Current Loans:
Tranche A:
2004 Euro medium – term notes (“EMTN”) Program: Series 1 notes	-	54,381
Privately placed notes	-	3,414
Inter-American Development Bank (“IDB”) loans	-	30,197
1999 EMTN Program: Series 2 notes (1)	94	92
Interests payable	15,636	8,003
Financial leases (annual interest rate of 7.65%)	729	2,976
Total current loans	16,459	99,063

Non- current loans:
2007 EMTN Program: Series 1 notes	1,574,500	-
Tranche A:
2004 EMTN Program: Series 1 notes	-	331,490
Privately placed notes	-	20,810
IDB loans	-	184,211
Tranches B-A and B-B:
2004 EMTN Program: Series 1 notes	-	781,720
Privately placed notes	-	121,145
IDB loans	-	426,436
Interests payable	-	52,060
Financial leases (annual interest rate of 7.65%), due through 2008	-	652
Total non-current loans	1,574,500	1,918,524
Total loans	1,590,959	2,017,587

(1) Corresponds to notes that were not tendered in the debt exchange made in December 2004 and bear an annual interest rate of 10.375%.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Issuance of notes under the 2007 Global Program:

The Extraordinary Shareholders' meeting held on December 21, 2006 approved the creation of the Global Program for the issuance of new notes of a maximum aggregate amount of US$ 650,000,000. This Program was authorized by the CNV on January 18, 2007.

With the aim of improving the indebtedness profile of the Company and to soften the restrictions of the previous debt, in May and June 2007, TGS succeeded in the process of refinancing its financial debt by means of the issuance of new notes in an amount of US$ 500,000,000 within the 2007 Global Program, and the prepayment of its prior debt by a tender offer, the redemption of those notes not tendered and the prepayment of the IDB loans.

The early amortization of the restructured debt generated a Ps. 10,576 gain, which is net of a cost of Ps. 25,222 paid for the prepayment of Tranche B-A (equaled to the 2% of the principal amount), and the Ps. 2,291 premium paid for the equivalent of 0.25% of the residual principal amount of the tendered notes.

The issuance of the US$ 500,000,000 notes within the Global Program 2007, due on May 14, 2017, accrues interest at a fix annual rate of 7.875%, payable semesterly. The principal amount will be amortized in four equal payments of US$ 125,000,000, which mature on May 14, 2014, 2015, 2016 and 2017. Public trading of these notes was authorized by the Bolsa de Comercio de Buenos Aires ("BCBA"), the Mercado Abierto Electrónico (“MAE”) and the Luxembourg Stock Exchange.

Covenants:

The Company is subject to some restrictive covenants under its outstanding debt obligations which include, among others, some restrictions to incur new debt, dividend payments, the granting of guarantees, assets sales and transactions with related companies.

The Company may incur new debt, under these restrictions, among others:

a.

As long as after incurring the new debt, (i) the consolidated coverage ratio (quotient of the consolidated adjusted EBITDA -earnings before financial results, income tax, depreciation and amortization-) and the consolidated interest expense) is equal or higher than 2.0:1; and (ii) the consolidated debt ratio (quotient of the consolidated debt and the consolidated EBITDA) is equal or lower than 3.75:1.

b.

For the refinancing of the outstanding financial debt.

c.

Provided by advances from customers.

The Company may pay dividends as long as (i) the Company is not in default under the new debt obligations, (ii) immediately after the dividend payment, the Company would be able to incur in additional indebtedness pursuant to a. from the preceding paragraph.

Financial debt restructured in December 2004:

Debt corresponding to Tranches A, B-A and B-B was issued in December 2004 to restructure the terms and conditions of the previous outstanding loans, which payments of principal and interest were suspended in May 2003.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

The principal terms of the Company’s outstanding debt obligations were as follows:

Description	Tranche A	Tranches B-A and B-B
Principal	US$ 470,306,281, which represents 52% of the total principal amount.	US$ 409,044,874 and US$ 25,083,940, respectively, representing approximately 48% of the principal amount.
Interest	Ranging from an annual rate of 5.3% for the first year to 7.5% in the last year, payable on a quarterly basis.

Ranging from an annual rate of 7% for the first year to 10% in the ninth year, payable on a quarterly basis.

The Tranche B-A debt obligations also accrued additional interest from December 15, 2006 onwards at an incremental annual interest rate ranging from 0.75% to 2%, subject to the level of the Company’s consolidated adjusted EBITDA (as defined in the new debt obligations) for each applicable fiscal year. The Tranche B-B debt obligations also accrued additional interest at an incremental annual rate starting at 0.60% in the third year and increasing by 5 basis points (0.05%) annually until such annual rate reaches 0.90% in the last year.

Principal amortization	Amortization quarterly payments commencing on March 15, 2005 until December 15, 2010.	Amortization quarterly payments commencing on March 15, 2011 until December 15, 2013.

The notes and privately placed notes in a principal amount of US$ 531,870,232 and US$ 82,424,863, respectively, were issued pursuant to the Company’s Global Program, which provides for the issuance of notes up to a maximum amount of US$ 800,000,000. The creation of the Global Program was approved by the Annual Shareholders’ Meeting held on April 2, 2004 and was authorized by the CNV on October 28, 2004. Public trading of notes was authorized by the BCBA and the MAE.

Derivative financial instruments

In November 2007, the Company entered into a currency forward agreement with a major financial institution, which expiration date is on May 12, 2008. By means of this hedge agreement, the Company ensured the purchase of US$ 9 million at an exchange rate of Ps. 3.227 per U.S. Dollar, in order to afford the interest payment of its financial debt on May 14, 2008. To the purpose of its settlement, the Company will take the reference exchange rate informed by the Argentine Central Bank through the Circular A 3,500. As of December 31, 2007, its fair value amounts to approximately (Ps. 90) and was recorded in “Current Loans” with debit to “Other Comprehensive Loss” account.

7.

REGULATORY FRAMEWORK

a)

General framework and current tariff context:

The Company’s natural gas transportation business is regulated by Law No. 24,076 (“the Natural Gas Act”), its regulatory decree No. 1,738/92 and by regulations issued by ENARGAS, which is entitled, among other things, to set the basis for the calculation, monitoring and approval of tariffs (the “Regulatory Framework”). According to the Regulatory Framework, transportation tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. The basic gas transportation tariffs charged by TGS had been established at the time of the privatization of GdE and were to be adjusted, subject to prior authorization, in the following cases: (i) semi-annually to reflect changes in the US producer price index (“PPI”) and (ii) every five years according to efficiency and investment factors determined by ENARGAS. The “efficiency factor” is a reduction to the base tariff resulting from future efficiency programs while the “investment factor” increases the tariffs to compensate the licensees for future investments which are not repaid through tariffs. Also, subject to ENARGAS approval, tariffs were to be adjusted to reflect non-recurrent circumstances or tax changes, other than income tax.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

The terms and conditions as described in the precedent paragraph in connection with tariff adjustments contemplated within the Regulatory Framework are no longer effective since the enactment of the Public Emergency Law in early 2002 (the “Emergency Law”), which, among other provisions, eliminated tariff increases based on US dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure and established a conversion rate of one peso to one US dollar for tariffs. The Emergency Law also granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in the said law as long as it is in force, which will expire in December 31, 2007, after several extensions.

In July 2003, the Unit for Renegotiation and Assessment of Utilities Contracts (“UNIREN”) was created under the joint jurisdiction of the Ministry of Economy and Production and the Ministry of Federal Planning, Public Investment and Services. UNIREN conducts the renegotiation process of the contracts related to utilities and public works, and is entitled to enter into total or partial agreements with the licensees and submit projects regulating the transitory adjustment of tariffs and prices, among other things. At the end of 2003, the UNIREN submitted the “Preliminary Renegotiation Guidelines” to TGS including a draft agenda with main issues to be discussed during the renegotiation process such as costs, investment programs and financing, rates of return and tariffs, etc, and a renegotiation schedule which set December 28, 2004 as the deadline for the adjustment of the regulatory framework with the approval of the National Congress.

In July 2004, UNIREN submitted to TGS a proposal for the adjustment of the contractual terms and conditions of the License, which among other things provided for a tariff increase of 10% effective as from 2005, an overall tariff review to become effective as from 2007 and required TGS’s and its shareholders’ abandonment of any claim or lawsuit resulting from the effects of the Public Emergency Law on the License prior to the effectiveness of a renegotiation of the License, and also demanded TGS to hold the Argentine government harmless from any claim or lawsuit filed by its shareholders. As this proposal differed from discussions TGS previously had with UNIREN, the Company rejected it and sought to reach an overall agreement with UNIREN by the end of 2004 (in line with UNIREN’s original proposal set forth in the “Preliminary Renegotiation Guidelines”) and to carry out the process of obtaining approval from the National Congress during the first semester of 2005.

During the Public Hearing held on April 27, 2005, with the aim of discussing the above mentioned proposal, UNIREN reaffirmed its 10% tariff increase proposal and suggested to advance the process of the overall tariff revision, so that the resulting tariff adjustments would come into effect during 2006. UNIREN also outlined a first stage that included the postponement of the potential claims from the Company and its shareholders, prior to a renegotiation of the License, and the subsequent abandonment of any such claims from TGS or its shareholders, and the agreement to hold harmless the Argentine Government. Regarding the original proposal, TGS put forward the need to improve certain items of UNIREN’s original proposal and expressed its willingness to continue the negotiation.

In June and November 2005, TGS received two proposals from UNIREN which were in line with the previous one. Said proposals also established, as an additional condition, the Company’s and its shareholders’ abandonment of any future claim or lawsuit regarding the PPI tariff adjustments which were not applied in 2000 and 2001. TGS responded to the proposals, and declared that the original 10% increase was insufficient and committed not to file any administrative, arbitration or judicial claim or lawsuit in Argentina or abroad, as long as a reasonable renegotiation agreement was reached. Moreover, TGS stated that the Company is determined to make its best efforts to obtain similar commitments from its investors.

In November 2005, in response to the requirement made by the UNIREN, CIESA and Petrobras Energía Holding (as CIESA’s shareholder) confirmed that they had not initiated or intended to initiate in the future any claim against the Argentine Republic. Furthermore, Ponderosa Assets L.P. (“Ponderosa”) as a controlling company of Enron Pipeline Company Argentina S.A. (“EPCA”) and Enron Argentina CIESA Holding S.A. (“EACH”) (both TGS’s shareholders at that time, and in the case of EPCA, currently CIESA’s minority shareholder) informed on the existence of a claim which, jointly with Enron Corp., it had initiated against the Argentine Republic before the International Center for the Settlement of Investment Disputes (“ICSID”) and that it would only consider waiving its claim if Ponderosa has received fair compensation. In May 2007, the ICSID ordered the Argentine Government to pay US$ 106.2 million to Enron Corp.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

During 2006, the UNIREN made two new proposals to TGS with the same guidelines established in the previous proposals, reflecting no significant progress in the tariff renegotiation process as of the date of the issuance of these consolidated financial statements.

The NGL production and commercialization segment is not regulated by the ENARGAS, and as it is provided in the Transfer Agreement, is organized as a separate business unit within the Company, keeping accounting information separately. However, the Federal Energy Bureau regulates the propane and butane sales price for the local market. This organism determines annually a minimum volume of propane and butane to be commercialized in the local market in order to guarantee the domestic supply.

The License establishes, among other restrictions, that the Company will not be able to afford CIESA´s obligations, nor granting loans, real guarantees or of any other sort in favor of the creditors of this company.

b)

Gas Electronic Market (“MEG”)

The Executive Branch, through Decree No. 180/04, among other measures, established the creation of the MEG with the purpose of improving the transparency of financial and operating performance, the coordination of daily transactions both of the gas spot and the transportation and distribution secondary markets along with the shaping of efficient prices through offer and demand free interaction. To that purpose, all firm transportation capacity non-allocated for the following day shall be marketed through the MEG and the proceeds from that capacity sale will be used at the Energy Bureau’s criteria. Non-allocated capacity includes remaining capacity not used in any of the transportation systems or pipelines. This implies that TGS is bound to offer daily non-allocated capacity that complies with this condition in the MEG, which might have a material impact on the Company’s interruptible transportation revenues. Notwithstanding the MEG started its operations in August 2005, it has not started yet with respect to the transactions related to natural gas transportation and distribution.

c)

Expansion of the gas transportation system

Due to the lack of expansions of the natural gas transportation system over the last years (as a consequence of the “pesification” of tariffs and the fact that the renegotiation of the license is still pending) and a growing gas demand in certain segments of the Argentine economy, the Argentine Government established - through Executive Branch Decree No. 180/04 and Resolution No. 185/04 issued by the Ministry of Federal Planning, Public Investment and Utilities - the framework for the creation of a trust fund (“the gas trust fund”) aimed  at  financing the expansion of the national gas transportation system.

Within this framework, the first expansion of the San Martín Pipeline ended in August 2005, which increased the transportation capacity by 102 millions of cubic feet per day (“MMcf/d”). This project involved the construction of approximately 316 miles of pipeline and a 30,000 HP compression capacity increase through the construction of a compressor plant and the revamping of some of TGS’s existing compressor units. The gas trust fund financed US$ 311 million from a total amount of US$ 351 million, while TGS invested approximately US$ 40 million (including VAT for U$S 7 million).

The gas trust fund repays it investment by means of the 20% of the total net revenues generated by the current tariffs from the additional transportation capacity and collects an specific charge, which is finally paid by industries, power plants and compressed natural gas suppliers for whom gas transportation supply is made under firm contracts. This charge represents an 81.6% increase in the current tariffs. The works financed by these means belong to the gas trust fund and, TGS, as well as being in charge of the management of the works, is responsible for the operation and maintenance of the gas trust assets. The cost of TGS's investment is being recovered through collection of the remaining 80% of current tariff rate. This surplus is also bound for the payment of operation and maintenance expense of these new assets.

In April 2006, the Ministry of Federal Planning and Public Investment and Utilities, the Federal Energy Bureau and natural gas transportation companies, among others, signed a Letter of Intent to carry out the second expansion of the gas pipeline system. This new expansion will increase the transportation capacity by 883 MMcf/d, of which approximately 332 MMcf/d correspond to TGS system. In December 2006, the gas trust fund contracts and the works management agreement were signed; the latter is in charge of TGS.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

According to this agreement, TGS will bill Ps. 50 million plus VAT as a consideration for the services to be rendered for the 247 MMcf/d expansion (for the year ended December 31, 2007, the Company recorded a provision of Ps. 9.2 million), and the expansion works management fee for the remaining 85 MMcf/d has not yet been determined. The property of the works will be entitled to a gas trust fund and the investment would be financed by other gas trust funds, whose trustors are the shippers who subscribed the additional capacity. The works will be repaid with a new tariff charge that will be finally paid by the industries, power plants and large and medium-size businesses. In accordance with the current schedule, the first stage, which consists of an expansion of 78MMcf/d, will be on operation on May 31, 2008.

d)

Essential assets

A substantial portion of the assets transferred by GdE has been defined as essential for the performance of the gas transportation service. Therefore, the Company is required to segregate and maintain these assets, together with any future improvements, in accordance with certain standards defined in the License.

The Company may not, for any reason, dispose of, encumber, lease, sublease or loan essential assets nor use such assets for purposes other than providing the licensed service without the prior authorization of ENARGAS. Any expansion and improvement that the Company may make to the gas pipeline system after the takeover may only be encumbered to secure loans that have a term of more than one year to finance new expansions and improvements to the licensed service.

Upon expiration of the License, the Company will be required to transfer to the Argentine Government or its designee, the essential assets listed in an updated inventory as of the expiration date, free of any debt, encumbrances or attachments, receiving compensation equal to the lower of the following two amounts:

i)

the net book value of the essential assets determined on the basis of the price paid by the acquiring joint venture, and the original cost of subsequent investments carried in US dollars and adjusted by the PPI, net of accumulated depreciation according to the calculation rules to be determined by ENARGAS; or

ii)

  the net proceeds of a new competitive bidding.

8.     COMMON STOCK AND DIVIDENDS

a)  Common stock structure and shares’ public offer

As of December 31, 2007, 2006 and 2005, the Company’s common stock was as follows:

Common Shares Class (Face value $ 1, 1 vote)	Amount of common stock, subscribed, issued, paid in, and authorized for public offer
Class “A”	405,192,594
Class “B”	389,302,689
794,495,283

TGS's shares are traded on the BCBA and under the form of the ADS (registered in the SEC and representing 5 shares each) on the New York Stock Exchange.

The Company is required to have in force the authorization of the public offer of its common stock and the corresponding authorization to trade in the different official stock markets in Argentina until 2009.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

b)

Limitation on the transfer of the Company's shares

The Company's by-laws provide that prior approval of ENARGAS and the unanimous approval of CIESA’s shareholders, under agreements among them, must be obtained in order to transfer Class “A” shares (representing 51% of common stock). The Bid Package states that approval of ENARGAS will be granted provided that:

-

The sale covers 51% of common stock or, if the proposed transaction is not a sale, the transaction that reduces the shareholding will result in the acquisition of a shareholding of not less than 51% by another investment company; and

-

The applicant provides evidence to the effect that the transaction will not impair the operating quality of the licensed service.

In the case of shareholders of CIESA who have qualified to obtain such condition due to the equity, guarantee and/or technical background of their respective parent companies, the sale of shares representing the capital of such subsidiaries by the respective ultimate, direct or indirect parent companies, and/or the cessation of management running the Company, requires the prior authorization of ENARGAS.

In case the Company wishes to reduce its capital, redeem its shares or distribute any part of its equity, except for the payment of dividends, in accordance with the provisions of the Argentine Business Associations Law, it requires prior authorization from ENARGAS.

c)

Restrictions on distribution of retained earnings

Under current Argentine legal requirements and CNV standards, 5% of each fiscal year net income must be appropriated into a legal reserve, provided that there is no unappropriated retained deficit. In such case, the 5% should be calculated on any excess of the net income over the unappropriated retained deficit. This appropriation is legally binding until such reserve equals 20% of the amount which results from the sum of the “Common stock nominal value” and the balance of “Cumulative inflation adjustment to common stock”.

In addition, the by-laws provide for the issuance of Profit Sharing Vouchers, as defined in Article 230 of the Argentine Business Associations Law, which Vouchers entitle all regular employees to share in 0.25% of the Company’s net income for each year.

According to law No. 25,063, the dividends paid in cash or in kind, in excess of the tax profit, will be subject to a 35% withholding tax of the income tax, as sole and only payment.

Furthermore, the Company is subject to certain restrictions for the payment of dividends, which were contemplated in the outstanding debt agreements (Note 6 – “Covenants”).

9.

LEGAL AND REGULATORY MATTERS

a)

In the framework of the Tax Agreement subscribed by the Argentine Government and the Provinces in 1993, and as from the enactment of provincial Law No. 11,490, NGL sales were exempted from the turnover tax exemption in the province of Buenos Aires. In September 2003, the Tax Bureau of the Province of Buenos Aires, through overruling Resolution No. 4,560/03, denied the exemption and claimed unpaid taxes on accrued NGL sales as from 2002. In October 2003, the Company filed an administrative appeal with the Tax Court of the Province of Buenos Aires.

In February 2007, the Tax Court partially upheld TGS complaint. In its pronouncement, the Tax Court stated that ethane sales were within the scope of the turnover tax exemption but that neither propane nor butane sales qualified for the exemption in the domestic market, because they were not raw materials for an industrial process.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

TGS filed an appeal in May 2007 before the Province of Buenos Aires Court alleging that propane and butane sales might be utilized for other uses different from petrochemical industry.

Moreover, in November 2004, TGS received a hearing from the Tax Bureau of the province of Buenos Aires starting thus a tax assessment process regarding the claim mentioned above. On September 26, 2005, TGS was notified of the results of the tax assessment process regarding the turnover tax for the period January 2002 - July 2003, which amounted to Ps. 4.4 million plus interest. On October 18, 2005, TGS presented the corresponding discharge on its belief that the NGL sales activity was conducted under the tax exemption regime discussed above. On April 12, 2006 the discharge was rejected and therefore, the Company filed the corresponding appeal with the Tax Bureau of this province.

As of December 31, 2007, TGS maintains a provision of Ps. 15.9 million, having partially reversed in this year the provision related to ethane sales recorded under the line Other expenses, net, pursuant to the sentence pronounced in February 2007 mentioned before.

b)

In February 2005, the Company was served notice by the CNV that certain notes issued in December 2004 by US$178 million did not fulfil the requirements provided by Article 56 of Chapter VI of the CNV Standards and in Resolution No. 470. Therefore, if CNV´s interpretation prospers, those notes would not be entitled to the benefits of the tax exemption provided by the law No. 23,576, thus the Company would be exposed to a contingency due to the payment of the withholding income tax on interest payments.

On February 18, 2005, TGS filed an appeal with the CNV, alleging sufficient grounds to support the applicability of Article 56, Chapter VI of CNV Standards and Resolution N°470/04. However, the CNV denied the Company’s appeal and on July 8, 2005, TGS filed an appeal with the Ministry of Economy and Production which was subsequently rejected in November 2006. In December 2006, TGS filed a second appeal with said Ministry seeking reconsideration of the rejection, which was rejected in June 2007. In November 2007, TGS challenged said resolution before the Federal Administrative Court.

The Company believes that it has sufficient grounds and other legal instances to defend its position and thus, as of December 31, 2007, TGS has not recorded any provision in this connection.

c)

In November 2002, the Tax Bureau of the province of Santa Cruz sent TGS a formal assessment notice for the payment of the turnover tax calculated on the natural gas price used by TGS as fuel to render its transportation services. Said assessment corresponds to the fiscal period ranging from January 1998 to October 2002. In August 2005, the Company paid the amount claimed of Ps. 1.6 million (including interests until December 4, 2002) and started a tax recovery process with the Tax Court of the province of Santa Cruz, after exhausting all other procedural steps with the Tax Bureau of this province.

In November 2005, TGS received a notice from the Tax Bureau of the province of Río Negro, by means of which said body claimed the payment of Ps. 0.2 million on the same grounds as those of the Province of Santa Cruz, for the period ranging from January 1999 to May 2005. On February 1, 2008, TGS initiated a tax recovery process with the Tax Court of the province of Río Negro to obtain the refund of Ps. 0.5 million paid in November 2007, after exhausting the same procedural steps followed in the case of province of Santa Cruz.

As of December 31, 2007, the Company maintains a provision of Ps. 20.1 million under the line item "Provisions for contingencies", determined according with the estimations of tax and interests to be paid as of such date, in case this type of contingency turns out unfavourable to the Company.

The Company’s management believes that, in case the Company’s position fails and the turnover tax has to be paid, TGS has a right to recover it by a transportation tariff increase as set forth in the License.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

d)

In 1996, GdE filed a legal action against the Company for the reimbursement for the cost of construction of two compressor plants. After a long litigation process, in 2003, the Supreme Court of Justice sustained GdE's claim and sentenced TGS to pay the market price of the compressor plants at the date of the addition to TGS assets plus interest and litigation expenses. As of December 31, 2007, the remaining balance of the sentence amounted to Ps. 46.4 million.

On January 14, 2004, TGS signed an agreement with the UNIREN, which was subsequently ratified by the Argentine government through the Decree No. 959/04 through which TGS will carry out the expansion of the Cordillerano Pipeline. The cost of the expansion will be taken as a payment on account of the final amount to be paid as a consequence of the outcome of the lawsuit described above. The Argentine Government owns such assets and granted their right of use to TGS, who will have to operate and maintain such assets. Therefore, the cost of the works was recorded under "Other Liabilities", offsetting the provision mentioned above. As of December 31, 2007, the net provision amounted to Ps. 12.0 million.

e)

On February 1, 2008, TGS filed an arbitration claim against the Bank of America in order to obtain the refund of US$ 9 million corresponding to the annulment, made by the mentioned bank, of the transfer of funds to TGS account that the Company had instructed the bank to execute on December 6, 2007. The arbitration is conducted under the provisions of the Federal Arbitration Act and the rules of the Judicial Arbitration and Mediation Services, Inc. in the United States of America (Note 4.b.).

f)

On November 30, 2007, TGS was served notice of the summary proceedings initiated against the Company by the Central Bank of the Argentine Republic (“BCRA”). This entity charges TGS with the late settlement of foreign currencies for an approximate amount of US$ 14.7 million. The questioned transactions were conducted between January 2002 and February 2003, period in which the applicable exchange regulations were subject to frequent changes and the terms for the settlement of foreign currencies were shorter than the current ones.

Proceedings are at the beginning of their administrative stage. For that reason and considering the opinion of TGS’s legal advisors, as of the date of the issuance of these consolidated financial statements, the Company does not have enough information to conduct an objective assessment of the amount of the fine that may derive from an eventual adverse sentence.

g)

In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings arising in the ordinary course of business.

10.

   BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

TGS sells propane, butane, and natural gasoline to PIFCO, at international prices minus a fixed discount per ton, according to common market practices for this type of transactions.

Petrobras Energía is TGS´s technical operator, according to the approval of ENARGAS in June 2004, and subject to the terms and conditions of the Technical Assistance Agreement which provides that Petrobras Energía is in charge of providing services related to the operation and maintenance of the gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, the Company pays a monthly fee based on a percentage of the operating income of the Company.

Additionally, TGS renders natural gas transportation services to Petrobras Energía, for a 106 MMcf/d firm capacity by means of two contracts which expire in 2013 and 2014. Moreover the Company, under certain agreements, processes the natural gas in Cerri Complex and commercializes the NGL for Petrobras Energía’s account and on behalf of it. For consideration, TGS collects a commission which is calculated over the NGL selling price. This service is regulated by a contract which will due in December 2010.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

As of December 31, 2007 and 2006, the outstanding balances corresponding to the Board of Directors´ compensations amounted to Ps. 78 and Ps. 97, respectively. The accrued amounts for such compensation for the years ended December 31, 2007 and 2006 were Ps. 751 and Ps. 395, respectively.

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of December 31, 2007 and 2006 is as follows:

	2007		2006
Company	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
Controlling shareholders:
CIESA	111	-	37	-
Petrobras Energía	4,558	8,761	9,590	2,451
Affiliates with significant influence:
Link	101	-	193	-
TGU	210	-	147	-
EGS	21	-	20	-
Other related companies:		-
PIFCO	47,332	-	50,518	-
Área Santa Cruz II U.T.E.	307	-	311	-
Refinor S.A.	730	-	1,327	-
WEB S.A.	643	-	218	-
Total	54,013	8,761	62,361	2,451

The detail of significant transactions with related parties for the years ended December 31, 2007 and 2006 is as follows:

Year ended December 31, 2007

	Revenues
Company	Gas transportation	NGL production and commercialization	Other services	Gas purchase	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:
EPCA	-	-	-	-	-	13
Petrobras Energía	28,500	25,562	16,741	8,691	34,747	-
CIESA	-	-	-	-	-	122
Affiliates with significant influence:
Link	-	-	995	-	-	-
TGU	-	-	207	-	-	-
Other related companies:
PIFCO	-	476,551	-	-	-	-
Refinor S.A.	-	-	1,614	-	-	-
WEB S.A.	2,793	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	3,079	-	-	-
Total	31,293	502,113	22,636	8,691	34,747	135

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Year ended December 31, 2006

	Revenues
Company	Gas transportation	NGL production and commercialization	Other services	Gas purchase	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:
EPCA	-	-	-	-	-	80
CIESA	-	-	-	-	-	122
Petrobras Energía	26,635	28,411	27,273	9,128	42,631	-
Affiliates with significant influence:
Link	-	-	947	-	-	-
TGU	-	-	307	-	-	-
EGS	-	-	49	-
Other related companies:
PIFCO	-	530,312	-	-	-	-
Refinor S.A.	-	-	2,356	-	-	-
Quintana y Otros U.T.E.	1,820	-	-	-	-	-
WEB S.A.	3,044	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	2,069	-	-	-
Total	31,499	558,723	33,001	9,128	42,631	202

11.    SUBSIDIARY AND AFFILIATES

Telcosur:

The corporate purpose of Telcosur is to render telecommunication services. Telcosur was created to assure the optimal utilization of TGS’s telecommunication system. TGS’s equity interest in the company is 99.98% and the remaining 0.02% is held by Petrobras Energía Internacional S.A.

Link:

Link was created in February 2001, with the purpose of the operation of a natural gas transportation system, which links TGS’s gas transportation system with Cruz del Sur S.A. pipeline. The connection pipeline extends from Buchanan, located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS’s pipeline system, to Punta Lara. TGS’s ownership interest in such company is 49% and Dinarel S.A. holds the remaining 51%.

TGU:

TGU is a company incorporated in Uruguay. This company renders operation and maintenance services to Gasoducto Cruz del Sur S.A. pipeline in the Uruguayan pipeline tranche. TGS holds 49% of its common stock.

EGS:

In September 2003, EGS, a company registered in Argentina, was incorporated. The ownership is distributed between TGS (49%) and TGU (51%). EGS operates its own pipeline, which connects TGS’s main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Transportadora de Gás e Serviços do Brasil S.A.:

In January 2007, TGS and TGU entrusted their legal attorneys in Brazil the incorporation of a Brazilian company in which both companies have the ownership of 40% and 60%, respectively, with the aim to set up new businesses in this country. At the date of the issuance of these consolidated financial statements, its shareholders have made no capital contributions to this subsidiary. The corporate name is Transportadora de Gás e Serviços do Brasil S.A.

João Bezerra

 Board of Directors’ Chairman

TRANSPORTADORA DE GAS DEL SUR S.A.

EXHIBIT B

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2007 AND 2006

INTANGIBLE ASSETS, NET

	2007								2006
	Original cost			Amortization					
Deferred charges	Beginning of the year	Additions	End of the year	Accumulated at beginning of the year	For the year	Rate %	Accumulated at the end of the year	Net book value	Net book value
License acquisition costs	1,173	-	1,173	704	234	(1)	938	235	469
Costs of the global programs and the issuance of notes	-	10,850	10,850	-	883	(1)	883	9,967	-
Total 2007	1,173	10,850	12,023	704	1,117		1,821	10,202	
Total 2006	68,147	-	68,147	67,444	234		67,678		469

(1) See Note 2.k).

João Bezerra

Board of Directors' Chairman

EXHIBIT C

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2007 AND 2006

NON-CURRENT INVESTMENTS

	2007										2006
	Description of securities				Issuer information						
						Last financial statements issued					
Name and issuer	Face value	Amount	Cost	Book value	Main business	Date	Common stock	Net (loss) / income for the period	Shareholders' equity	% of Common Stock	Book value
Gas Link S.A.	$1	502,962	503	699 (1)	Pipeline´s construction and operation services	09/30/2007	1,026	(712)	10,304	49.00	547 (1)
Transporte y Servicios de Gas en Uruguay S.A.	Ps. Uru. 1	196,000	5	215	Pipeline maintenance	09/30/2007	28	116	379	49.00	94
Emprendimientos de Gas del Sur S.A.	$1	116,130	116	198	Pipeline´s construction and operation services	09/30/2007	237	425	274	49.00	(120) (2)
Total				1,112							521

(1) Includes the elimination of intercompany profits. See Note 2.i).
(2) Included in Other Liabilities.

João Bezerra
Board of Directors' Chairman

EXHIBIT D

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2007 AND 2006

CURRENT INVESTMENTS

	2007	2006
Private bonds in foreign currency	-	120,589
Mutual funds in local currency	64,914	46,572
Mutual funds in foreign currency (1)	57,526	183,853
Bank account in foreign currency	24,298	348
Bank account in local currency	-	11
Fixed-term deposit in local currency	28,386	-
Fixed-term deposit in foreign currency	245,978	120,300
Total current investments	421,102	471,673

(1) Include Ps. 4,214 which corresponds to an investment of approximately US$ 1.4 million made in the Columbia Strategic Cash Fund, which entered into a liquidation process, and pledged to refund to the suscribers the proceeds of the settlement of its investments in the following months. From December 6, 2007 to the date of the issuance of these consolidated financial statements, the Cash Fund has reimbursed to TGS approximately US$ 0.3 million.

João Bezerra
Board of Directors' Chairman

EXHIBIT G

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2007 AND 2006

FOREIGN CURRENCY ASSETS AND LIABILITIES

	2007					2006		
	Foreign currency and amount (in thousands)		Exchange rate		Amount in local currency	Foreign currency and amount (in thousands)		Amount in local currency
CURRENT ASSETS								
Cash and deposits in banks	US$	156	3.109	(1)	485	US$	283	855
Investments	US$	105,436	3.109	(1)	327,802	US$	140,665	425,090
Accounts receivables, net	US$	27,379	3.109	(1)	85,121	US$	31,068	93,887
Other receivables	US$	11,248	3.109	(1)	34,970	US$	2,957	8,936
					448,378			528,768
NON-CURRENT ASSETS								
Accounts receivables	US$	4,324	3.109	(1)	13,443	US$	4,868	14,710
Property, plant and equipment, net	US$	2,167	3.109	(1)	6,737	US$	2,258	6,824
	XEU	903	4.572	(1)	4,129	XEU	678	2,703
					24,309			24,237
					472,687			553,005
CURRENT LIABILITIES								
Accounts payable	US$	9,026	3.149	(2)	28,423	US$	10,383	31,794
	XEU	153	4.632	(2)	709	XEU	-	-
Loans	US$	5,227	3.149	(2)	16,459	US$	32,352	99,063
Advances from customers	US$	1,848	3.149	(2)	5,819	US$	1,588	4,862
Other liabilities	US$	-	3.149	(2)	-	US$	141	432
					51,410			136,151
NON-CURRENT LIABILITIES								
Loans	US$	500,000	3.149	(2)	1,574,500	US$	626,559	1,918,524
Advances from customers	US$	2,231	3.149	(2)	7,025	US$	4,033	12,350
					1,581,525			1,930,874
					1,632,935			2,067,025

(1) Buying exchange rate as of December 31, 2007
(2) Selling exchange rate as of December 31, 2007

US$: United States of America dollars
XEU: Euros

João Bezerra
Board of Directors' Chairman

INDEPENDENT AUDITORS’ REPORT

To the Shareholders, President and Directors of
Transportadora de Gas del Sur S.A.
Don Bosco 3672, 5th. Floor
Buenos Aires
Argentina

1.

We have audited the accompanying consolidated balance sheet of Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (an Argentine Corporation) and its subsidiary as of December 31, 2007 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended and other related notes and exhibits. The preparation of these financial statements is the responsibility of the Board of Directors of the Company. Our responsibility is to express an opinion on the above-mentioned consolidated financial statements based on our audit.

2.

We conducted our audit in accordance with auditing standards generally accepted in Argentina. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Company’s management, as well as evaluating the overall financial statement presentation. We believe that our audit provides us with a reasonable basis for our opinion.

3.

The accompanying consolidated financial statements were translated into the English language from those issued in Spanish in conformity with the National Securities Commission (“CNV”) regulations. They were also reformatted in a manner different from those presented in Spanish, but in all other respects follow accounting principles and reporting practices that conform to CNV regulations. As further explained in Note 2 to the consolidated financial statements, the accounting practices applied by the Company conform to the accounting standards set forth by the CNV, and they do not conform to accounting principles generally accepted in the United States. The effects of the differences between the foregoing sets of accounting principles have not been quantified by the Company.

4.

The changes in Argentine economic conditions and the amendments to the License under which the Company operates made by the National Government as explained in Note 7, mainly the suspension of the original tariff adjustment regime, the consequent pesification and the lack of readjustment of the tariffs, affected the Company’s economic and financial condition, generating uncertainty as to the future development of the regulated business. Furthermore, the Company is in the process of renegotiating certain terms of the License with the National Government, and has prepared the projections to determine the recoverable value of its non-current assets based on its forecasts of the outcome of such process. We are not in a position to anticipate whether the assumptions used by management to prepare the projections will take place in the future and consequently whether the recoverable value of the non-current assets related to the regulated business will exceed their respective carrying values.

1

5.

In our opinion, subject to the effects of the potential adjustments, if any, as might have been determined to be necessary had the resolution of the matters mentioned in paragraph 4 been known, the consolidated financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of TGS and its subsidiary as of December 31, 2007, and the results of their operations, the changes in shareholders’ equity and their cash flows for the year then ended, in conformity with accounting principles in force in the City of Buenos Aires.

6.

The consolidated financial statements of TGS as of and for the year ended December 31, 2006, which are presented for comparative purposes, were audited by other auditors whose report, issued in accordance with auditing standards generally accepted in Argentina, dated February 5, 2007, included qualifications related to unresolved uncertainties relating to (i) the future development of the regulated business, and (ii) the recoverable value of the non-current assets related to the regulated business.

Buenos Aires, Argentina
February 7, 2008

SIBILLE

Jorge E. Dietl
Partner

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Carlos Ariosa
	Name:	Carlos Ariosa
	Title:	Senior Legal Counsel

Footnotes

1() Not covered by the Auditor’s Report of Independent Accountants, except for items 5, 6 and 8.

3